UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

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☐   Preliminary Proxy Statement

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☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

AppLovin Corporation

(Name of Registrant as Specified In Its Charter)

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2022

Proxy
Statement

Notice of 2022 Annual
Meeting of Stockholders

JUNE 8, 2022 / PALO ALTO, CA

Notice of Annual Meeting of Stockholders

Dear Stockholders of AppLovin Corporation:

We cordially invite you to attend the 2022 annual meeting of stockholders (the "Annual Meeting") of AppLovin Corporation, a Delaware corporation, to be held on Wednesday, June 8, 2022 at 10:00 a.m. Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.virtualshareholdermeeting.com/APP2022, where you will be able to listen to the meeting live, submit questions and vote online.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to promptly vote and submit your proxy via the Internet, by telephone or by mail.

We are holding the Annual Meeting for the following purposes, as more fully described in the accompanying proxy statement:

Proposals

1	To elect eight directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;
2	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022;
3	To approve, on an advisory basis, the compensation of our named executive officers;
4	To recommend, on an advisory basis, the frequency of future stockholder advisory votes on the compensation of our named executive officers;
5	To approve the amendment of our 2021 Partner Studio Incentive Plan to increase the number of shares of our Class A common stock authorized for issuance thereunder; and
6	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on April 13, 2022 as the record date for the Annual Meeting. Stockholders of record on April 13, 2022 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

MEETING DETAILS

Date
June 8, 2022

Time
10:00 a.m.
Pacific Time

Location
www.virtualshare
holdermeeting.
com/APP2022

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, telephone, or mail as soon as possible to ensure your shares are represented. For additional instructions on voting by telephone or the Internet, please refer to your proxy card. Returning the proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

The accompanying proxy statement and our annual report can be accessed by visiting: www.proxyvote.com. You will be asked to enter the 16-digit control number located on your proxy card.

By order of the Board of Directors,

Adam Foroughi
Chief Executive Officer, Co-Founder, and Chairperson of the Board
Palo Alto, California
April 27, 2022



Table of Contents





AppLovin Corporation Proxy Statement for the 2022 Annual Meeting of Stockholders

General Information

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2022 annual meeting of stockholders of AppLovin Corporation, a Delaware corporation ("we", "our", "us", the "company" or "AppLovin"), and any postponements, adjournments or continuations thereof (the "Annual Meeting").



Date
June 8, 2022



Time
10:00 a.m. Pacific Time



Location
www.virtualshareholdermeeting.com/APP2022

The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.virtualshareholdermeeting.com/APP2022, where you will be able to listen to the meeting live, submit questions and vote online. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 27, 2022 to all stockholders entitled to vote at the Annual Meeting. The proxy materials and our 2021 annual report can be accessed by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only. Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."

What matters am I voting on?

You are being asked to vote on:

- the election of eight directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

- a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022;

- a proposal to approve, on an advisory basis, the compensation of our named executive officers;

- a proposal to recommend, on an advisory basis, the frequency of future stockholder advisory votes on the compensation of our named executive officers;

- a proposal to approve an amendment to our 2021 Partner Studio Incentive Plan (our "2021 Partner Plan") to increase the number of shares of our Class A common stock authorized for issuance thereunder; and

- any other business as may properly come before the Annual Meeting.



How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "FOR" the election of each director nominee named in this proxy statement;

- "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022;

- "FOR" the approval, on an advisory basis, of the compensation of our named executive officers;

- To hold future stockholder advisory votes on the compensation of our named executive officers every "ONE YEAR"; and

- "FOR" the approval of an amendment to our 2021 Partner Plan to increase the number of shares of our Class A common stock authorized for issuance thereunder.

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the eight nominees who receive the largest number of votes cast "For" such nominees are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

- **Proposal No. 2:** The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022, requires the affirmative "For" vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- **Proposal No. 3:** The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative "For" vote of at least a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and our compensation committee will consider the outcome of the vote when determining named executive officer compensation.

- **Proposal No. 4:** To recommend, on an advisory basis, the frequency of future stockholder advisory votes on the compensation of our named executive officers, the frequency receiving the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be considered the frequency preferred by the stockholders. If you "Abstain" from voting on this proposal, it will have no effect on the outcome. Broker



non-votes also will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our board of directors or our company. Our board of directors and our compensation committee will consider the outcome of the vote when determining how often we should submit to stockholders an advisory vote to approve the compensation of our named executive officers.

- **Proposal No. 5:** The approval of an amendment to our 2021 Partner Plan to increase the number of shares of our Class A common stock authorized for issuance thereunder requires the affirmative "For" vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Who is entitled to vote?

Holders of our Class A and Class B common stock as of the close of business on April 13, 2022, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 300,110,098 shares of our Class A common stock outstanding and 78,662,622 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one (1) vote on each proposal and each share of Class B common stock is entitled to twenty (20) votes on each proposal.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank, or other nominee as "street name stockholders."



Are a certain number of shares required to be present at the Annual Meeting?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are several ways to vote:



Internet

Vote by Internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 7, 2022 (have your Notice or proxy card in hand when you visit the website);



Phone

Vote by toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on June 7, 2022 (have your Notice or proxy card in hand when you call);



Mail

Vote by completing and mailing your proxy card (if you received printed proxy materials); or



Virtual Meeting

Vote by attending the Annual Meeting by visiting www.virtual shareholdermeeting .com/APP2022, where you may vote and submit questions during the meeting (please have your Notice or proxy card in hand when you visit the website).

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank, or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year



ending December 31, 2022. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you (and failure to provide instructions on these matters will result in a "broker non-vote").

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;

- completing and returning a later-dated proxy card; or

- notifying the Corporate Secretary of AppLovin Corporation, in writing, at AppLovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304.

You may also change your vote by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote.

What do I need to do to attend the Annual Meeting?

You will be able to attend the Annual Meeting virtually, submit your questions during the meeting and vote your shares electronically at the meeting by visiting www.virtualshareholdermeeting.com/APP2022. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card. The Annual Meeting webcast will begin promptly at 10:00 a.m. Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:45 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Adam Foroughi, Herald Chen, and Victoria Valenzuela have been designated as proxy holders by our board of directors. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 27, 2022 to all stockholders entitled to vote at the Annual Meeting.



Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies by telephone, by electronic communication or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Annual Meeting, we will file a Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at:


AppLovin Corporation
Attention: Corporate Secretary
1100 Page Mill Road
Palo Alto, California 94304
(800) 839-9646


Street name stockholders may contact their broker, bank, or other nominee to request information about householding.



What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2023 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 28, 2022. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:


AppLovin Corporation
Attention: Corporate Secretary
1100 Page Mill Road,
Palo Alto, California 94304
(800) 839-9646


Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors, (iii) properly brought before such annual meeting as may be provided in the certificate of designations for any class or series of preferred stock, or (iv) properly brought before such meeting by a stockholder who (A) is a stockholder of record at the time of giving of the notice contemplated by our amended and restated bylaws; (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in our amended and restated bylaws, including delivering timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for the 2023 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- no earlier than 8:00 a.m., local time, on February 8, 2023; and

- no later than 5:00 p.m., local time, on March 10, 2023.

In the event that we hold the 2023 annual meeting of stockholders more than 25 days from the one-year anniversary of the Annual Meeting, a notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the 2023 annual meeting of stockholders and no later than 5:00 p.m., local time, on the of the 10th day following the day on which public announcement of the date of the 2023 annual meeting of stockholders is first made.

Unless otherwise required by law, if a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.



Recommendation or Nomination of Director Candidates

Stockholders who have continuously held 1% of our fully diluted capitalization for at least 12 months prior to the submission of their recommendation may recommend director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and the company and evidence of the recommending stockholder's ownership of the company's capital stock and should be directed to our Chief Legal Officer and Corporate Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Availability of Bylaws

A copy of our amended and restated bylaws is available via our website at investors.applovin.com and the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.



Board of Directors and Corporate Governance

Our business affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight (8) directors, five (5) of whom qualify as "independent" under the corporate governance requirements of the NASDAQ Global Select Market ("Nasdaq"). At each annual meeting of stockholders, directors will be elected for a one-year term and until their successors are duly elected and qualified.

The following charts provide summary information about our director nominees with respect to independence, diversity, and tenure.

Board Diversity Matrix (As of April 27, 2022)

Board Size:			
Total Number of Directors		8	
Part I: Gender Identity	Female	Male	Did Not Disclose Gender
Directors	3	4	1
Part II: Demographic Background			
African American or Black	1	0	0
Asian	1	1	0
Hispanic or Latinx	0	1	0
White	1	2	0
LGBTQ+		0	
Did Not Disclose Demographic Background		1	

Gender



Ethnicity



Tenure



Independence





Nominees for Director

The following provides summary information about each of our director nominees as of April 27, 2022:



Adam Foroughi

Chairperson of the Board

Age: 41
Director Since: 2011
Committees: None

Mr. Foroughi is one of our co-founders and has served as our Chief Executive Officer and a member of our board of directors since December 2011.

He was designated as Chairperson of our board of directors in March 2021. He previously co-founded two advertising technology companies, Lifestreet Media Inc. and Social Hour Inc. Mr. Foroughi holds a B.A. in Business Administration from the University of California, Berkeley.

Mr. Foroughi was selected to serve on our board of directors because of his deep industry knowledge and the vision and experience he brings as our Chief Executive Officer and co-founder.



Herald Chen

Director

Age: 52
Director Since: 2018
Committees: None

Mr. Chen has served as our President and Chief Financial Officer since November 2019 and as a member of our board of directors since August 2018.

Prior to joining us, he served as the head of Technology, Media and Telecom at Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, KKR), an investment firm that manages multiple alternative asset classes, from 2007 to 2019, having previously worked for the firm from 1995 to 1997. He also currently serves on the board of directors of GoDaddy, Inc., an online solutions provider, and Internet Brands Inc., an integrated digital media and software services company. Mr. Chen holds a B.S. in Economics (Finance) and a B.S.E. in Mechanical Engineering from the University of Pennsylvania and an M.B.A. from the Stanford University Graduate School of Business.

Mr. Chen was selected to serve on our board of directors because of his extensive operating and management experience, his financial acumen and his knowledge of technology companies and his experience serving on the boards of directors of other public and private technology companies.





Craig Billings

Lead Independent Director

Age: 49
Director Since: 2020
Committees: Audit (Chair);
Compensation

Mr. Billings has served as a member of our board of directors since December 2020.

Mr. Billings has served as Chief Executive Officer and a member of the board of directors of Wynn Resorts, Limited, a developer and operator of hotels and casinos, since February 2022. Prior to February 2022, Mr. Billings served as the Chief Financial Officer and Treasurer of Wynn Resorts from March 2017 to January 2022 and as President from May 2019 to May 2021. He has also served as a Non-Executive Director of Wynn Macau, Limited, a majority owned subsidiary of Wynn Resorts since August 2018. From December 2015 to January 2018, Mr. Billings served as Non-Executive Chairman of NYX Gaming Ltd., a developer of digital gaming systems which was acquired by Scientific Games Corporation in January 2018. Mr. Billings has been a Certified Public Accountant since 1999. He holds a B.S. in Business Administration from the University of Nevada, Las Vegas and an M.B.A. from Columbia Business School.

Mr. Billings was selected to serve on our board of directors because of his significant operational experience as an executive and his financial expertise.



Margaret Georgiadis

Independent Director

Age: 58
Director Since: 2021
Committees: Audit; Nominating and Corporate Governance (Chair)

Ms. Georgiadis has served as a member of our board of directors since January 2021.

Ms. Georgiadis has served as CEO-Partner of Flagship Pioneering, a bioplatform innovation company, since April 2022. She previously served as an Endurance Partner-in-Residence at General Catalyst, a venture capital firm, from January 2021 to April 2022. From May 2018 to December 2020, she served as President and Chief Executive Officer of Ancestry, a global family history and consumer genomics company. From February 2017 to May 2018, she served as Chief Executive Officer of Mattel, Inc., a global children's entertainment company specializing in toys and consumer products. She also has served as President, Americas, from 2011 to 2017 and Vice President, Global Sales Operations, from 2009 to 2011, at Google Inc., a global technology company. She currently serves on the board of directors of McDonald's Corporation and several private companies, and previously served on the board of directors of Amyris, Inc. and Mattel, Inc. She holds an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Ms. Georgiadis was selected to serve on our board of directors because of her significant operational experience, her experience serving on the boards of directors of other public companies, and her financial expertise.





Alyssa Harvey Dawson

Independent Director

Age: 52
Director Since: 2021
Committees: Audit

Ms. Harvey Dawson has served as a member of our board of directors since November 2021.

Ms. Harvey Dawson has served as Chief Legal Officer of Gusto, Inc., a modern HR platform, since August 2020. Previously, from June 2017 to July 2020, she served as General Counsel of Sidewalk Labs, LLC, an urban innovation subsidiary of Alphabet Inc. From 2011 until May 2017, she was Vice President, Global Intellectual Property at Harman International Industries, Inc., an audio and entertainment company. She is a member of the board of directors of Make-A-Wish Connecticut. She also serves on the Advisory Board of Quello Center for Telecommunication Management and Law, is on the Attorney Advisory Board of the Initiative on Gender Justice and Opportunity at Georgetown University Law Center and was a Member of Aspen Institute's Tech Executive Leadership Institute. She holds a B.A. in Journalism from Michigan State University and a J.D. from Georgetown University Law Center.

Ms. Harvey Dawson was selected to serve on our board of directors because of her significant operational experience as an executive in the technology industry and her legal and regulatory expertise.



Edward Oberwager

Director

Age: 37
Director Since: 2019
Committees: Compensation (Chair)

Mr. Oberwager has served as a member of our board of directors since November 2019.

He joined KKR in 2008 where he is a Partner, Private Equity. Mr. Oberwager currently serves on the board of directors of several privately-held companies. Mr. Oberwager holds a B.A. in Classics from Georgetown University and an M.B.A. from Harvard Business School.

Mr. Oberwager was selected to serve on our board of directors because of his extensive experience as an investment professional and his experience serving on the boards of directors of other technology companies.





Asha Sharma

Independent Director

Age: 33
Director Since: 2021
Committees: Nominating &
Corporate Governance

Ms. Sharma has served as a member of our board of directors since August 2021.

Since February 2021, Ms. Sharma has served as Chief Operating Officer of Maplebear Inc. (d/b/a Instacart), a leading provider of online grocery services. Previously, she served in several roles at Facebook, a global technology company, including VP of Product for Messenger and Head of Product for Social Impact. She also served as Chief Operating Officer from 2013 to 2017 at Porch Group, Inc., a home services software provider, and served in marketing and operations roles from 2011 to 2013 at Microsoft, a computer software provider. She has served on the board of directors of Porch Group since December 2020 and previously served on the board of directors of HelpScout, a private company, and Virginia Mason Medical Center. She holds a Bachelor of Science in Business from the University of Minnesota, Carlson School of Management.

Ms. Sharma was selected to serve on our board of directors because of her significant operational experience as an executive in the technology industry and her experience serving on the board of directors of another public company.



Eduardo Vivas

Independent Director

Age: 36
Director Since: 2018
Committees: Nominating and
Corporate Governance

Mr. Vivas has served as a member of our board of directors since August 2018.

He has served as Chief Executive Officer at Curated.com, an online outdoor sports retailer he co-founded, since August 2017. From March 2014 to April 2017, Mr. Vivas served as Head of Product, Talent Solutions at LinkedIn Corporation, a business and employment-oriented online service. He joined LinkedIn through its acquisition of Bright.com, an employment website company he co-founded and served as Chief Product Officer from October 2011 to February 2014.

Mr. Vivas was selected to serve on our board of directors because of his deep industry knowledge and significant operational experience as an executive with technology companies.



Director Independence and Controlled Company Exemption

Under the Nasdaq corporate governance requirements, independent directors must comprise a majority of a listed company's board of directors. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of the company's board of directors, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that each of Messrs. Billings and Vivas and Mses. Georgiadis, Harvey Dawson, and Sharma do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the Nasdaq corporate governance requirements. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships, Related Party and Other Transactions" below.

All shares of our Class B common stock are held by Messrs. Foroughi and Chen and KKR Denali Holdings L.P. ("KKR Denali"), collectively with certain affiliated trusts and entities (the "Voting Agreement Parties"). The Voting Agreement Parties control a majority of the voting power of our outstanding common stock. As a result, we are considered a "controlled company" within the meaning of the Nasdaq corporate governance requirements. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirements:

- that a majority of our board of directors consist of independent directors;

- that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- that we conduct an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

We are currently utilizing certain of these exemptions. As a result, we do not have a compensation committee that consists entirely of independent directors. In the event that we cease to be a "controlled company" and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transaction periods.

Board Leadership Structure and Role of the Lead Independent Director

Mr. Foroughi currently serves as both the chairperson of our board of directors and as our chief executive officer. As our co-founder, Mr. Foroughi is best positioned to identify strategic priorities, lead critical discussion, and execute our business plans.



Our board of directors has adopted Corporate Governance Guidelines that provide that one of our independent directors should serve as our lead independent director at any time when the chairperson of our board of directors is not independent. Because Mr. Foroughi is our chairperson and is not an "independent" director as defined in Nasdaq's corporate governance requirements, our board of directors has determined that it is advisable and in the best interests of stockholders to have a lead independent director to, among other things, preside over meetings of the independent directors and reporting to our chief executive officer and our president regarding feedback from executive sessions. As our lead independent director, Mr. Billings presides over periodic meetings of our independent directors, serves as a liaison between Mr. Foroughi, Mr. Chen and our independent directors, and performs such additional duties as our board of directors may otherwise determine and delegate.

Our independent directors meet at least twice a year in executive sessions chaired by the lead independent director, which include discussions and recommendations regarding guidance to be provided to our chief executive officer and our president and such topics as the independent directors may determine.

As a result of the board of directors' committee system and the existence of a majority of independent directors, the board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, and corporate governance programs. We believe that the leadership structure of our board of directors, including Mr. Billings' role as lead independent director, is appropriate and enhances our board of directors' ability to effectively carry out its roles and responsibilities on behalf of our stockholders, while Mr. Foroughi's combined role enables strong leadership, creates clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The current composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Director	Audit	Compensation	Nominating and Corporate Governance
Adam Foroughi			
Herald Chen			
Craig Billings	■ ▲	●	
Margaret Georgiadis	● ▲		■
Alyssa Harvey Dawson	●		
Edward Oberwager		■	
Asha Sharma			●
Eduardo Vivas			●

● Committee member　■ Committee chair　▲ Financial expert



Audit Committee

Our audit committee consists of Mr. Billings and Mses. Georgiadis and Harvey Dawson, with Mr. Billings serving as chairperson. Mr. Oberwager served on our audit committee until March 2022, at which point Ms. Harvey Dawson was appointed to the committee. Each member of our audit committee meets the requirements for independence under the Nasdaq corporate governance requirements and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the Nasdaq corporate governance requirements. In addition, our board of directors has determined that each of Mr. Billings and Ms. Georgiadis is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). Our audit committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews our policies on risk assessment and risk management;

- reviews related party transactions; and

- approves or, as required, pre-approves, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the Nasdaq corporate governance requirements. A copy of the charter for our audit committee is available on our website at www.investors.applovin.com. During 2021, our audit committee held 3 meetings.

Compensation Committee

Our compensation committee consists of Messrs. Oberwager and Billings, with Mr. Oberwager serving as chairperson. Mr. Billings meets the requirements for independence under the Nasdaq corporate governance requirements. We utilize the "controlled company" exemption from having a compensation committee composed entirely of independent directors. Each member of our compensation committee is a non-employee director, as defined pursuant to Rule 16b-3 of the Exchange Act. Our compensation committee, among other things:

- reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

- administers our equity compensation plans;

- reviews and approves and makes recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

- establishes and reviews general policies relating to compensation and benefits of our employees.



Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the Nasdaq corporate governance requirements. A copy of the charter for our compensation committee is available on our website at investors.applovin.com. During 2021, our compensation committee held 3 meetings.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mses. Georgiadis and Sharma and Mr. Vivas, with Ms. Georgiadis serving as chairperson. Ms. Harvey Dawson served on our nominating and corporate governance committee until March 2022, at which point Ms. Sharma was appointed to the committee. Each of Mses. Georgiadis and Sharma, and Mr. Vivas meets the requirements for independence under the Nasdaq corporate governance requirements. Our nominating and corporate governance committee, among other things:

- identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

- evaluates the performance of our board of directors and of individual directors;

- considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

- reviews developments in corporate governance practices;

- evaluates the adequacy of our corporate governance practices and reporting;

- oversees succession planning for our named executive officers; and

- develops and makes recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable Nasdaq corporate governance requirements. A copy of the charter for our nominating and corporate governance committee is available on our website at investors.applovin.com. During 2021, our nominating and corporate governance committee held 3 meetings.

Attendance at Board and Stockholder Meetings

During our fiscal year ended December 31, 2021, our board of directors held seven meetings (including regularly scheduled and special meetings). Six of our directors attended 100% of meetings of the board and the committees on which they then served, and all of our directors attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, our Corporate Governance Guidelines strongly encourage, but do not require, our directors to attend. The Annual Meeting will be our first annual meeting of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of AppLovin. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any other entity that has one



of its executive officers serving on our board of directors or compensation committee. See the section titled "Certain Relationships, Related Party and Other Transactions" below for information about related party transactions involving members of our compensation committee or their affiliates.

Board Evaluations

Our board of directors conducts an annual evaluation of the performance of individual directors, the board as a whole, and each of the board's standing committees, including an evaluation of the qualifications of individual members of the board and its committees. A list of questions is provided to each director in advance and the responses are collected by an independent third party vendor. The results of the evaluation are first reviewed by our lead independent director and the chair of our Nominating and Corporate Governance Committee, in partnership with our in-house legal team. Thereafter, the evaluation results and any recommendations for improvement are provided orally to our board of directors and the other standing committees of the board by a member of our legal team. Our board and our management work closely to address any action items that result from the board's evaluation process.

Voting Structure and Voting Agreement

In connection with our initial public offering, we amended and restated our certificate of incorporation to create three classes of authorized common stock. Holders of our Class A common stock are entitled to one (1) vote for each share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to twenty (20) votes for each share held on all matters submitted to a vote of stockholders, and holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. There are no shares of our Class C common stock outstanding. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law.

All shares of Class B common stock are held by the Voting Agreement Parties. The Voting Agreement Parties have entered into a voting agreement (the "Voting Agreement") whereby all Class B common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees will be voted as determined by two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi). As a result, the Voting Agreement Parties will collectively be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Further, Mr. Chen is party to an Equity Award Exchange Agreement covering options to purchase 2,300,001 shares of Class A common stock and 60,399 shares of Class A common stock held pursuant to an exercise of stock options. The Equity Award Exchange Agreement provides that Mr. Chen may exchange such shares, or the shares received upon exercise of such options, as may be the case, for an equivalent number of shares of our Class B common stock. For additional information on the voting power of the Voting Agreement Parties, see the section titled "Security Ownership of Certain Beneficial Owners and Management."

Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods, including engaging the services of outside consultants and search firms, to identify and evaluate director nominees. Our nominating and corporate governance committee works with our board of directors to determine the desired qualifications, expertise, and characteristics of our board of directors, including such factors as business experience and diversity, and with respect to diversity, such factors as differences in professional background, education, skill and other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors.



In its evaluation of director candidates, our nominating and corporate governance committee and our board of directors. evaluate each director in the context of the membership of the board of directors as a group, with the objective of having a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of background and experience in the various areas. Each director should be an individual of high character and integrity. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director's past attendance at meetings, participation in and contributions to the activities of the board of directors and the company, and other qualifications and characteristics set forth in the charter of the nominating and corporate governance committee charter. Some of the qualifications that our nominating and corporate governance committee considers include, without limitation, issues of character, integrity, judgment, corporate experience, diversity of experience, background, independence, area of expertise, length of service, potential conflicts of interest, other commitments and the like, including as required by applicable laws, rules and regulations. Nominees must also have the highest personal and professional ethics and integrity, proven achievement and competence in the nominee's field and the ability to exercise sound business judgment, skills that are complementary to those of the existing board, and the ability to assist and support management and make significant contributions to our success. Director candidates must understand the fiduciary responsibilities that are required of a member of our board of directors and have sufficient time and energy available, in the judgment of our nominating and corporate governance committee, to perform all board of director and applicable committee responsibilities. Members of our board of directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings. Our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

After completing its review and evaluation of director candidates, including incumbent directors, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

Stockholder Recommendations and Nominations to the Board of Directors

Our nominating and corporate governance committee will consider director candidates recommended by stockholders who have continuously held at least one percent (1%) of our fully diluted capitalization for at least 12 months prior to the date of the submission of the recommendation, so long as such recommendations comply with our amended and restated certificate of incorporation, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by the SEC. Our nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, our amended and restated bylaws and our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our board of directors includes members with diverse backgrounds, skills, and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Chief Legal Officer and Corporate Secretary in writing at the address below. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and the company and evidence of the recommending stockholder's ownership of the company's capital stock, a signed letter from the candidate confirming willingness to serve on our board of directors and any additional information required by our amended and restated bylaws. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.



Under our amended and restated bylaws, stockholders may also directly nominate persons for our board of directors. Any nomination must comply with the requirements set forth in our amended and restated bylaws and should be sent in writing to our Chief Legal Officer and Corporate Secretary at AppLovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304. To be timely for the 2023 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the same deadlines for stockholder proposals discussed above under "What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors? – Stockholder Proposals."

We have entered into a Director Nominations Agreement with KKR Denali. The Director Nominations Agreement grants KKR Denali the right to nominate to our board of directors one designee (the "KKR Director") as long as KKR Denali and its affiliates collectively beneficially own at least 25% of the shares of the Class B common stock that KKR Denali held immediately prior to our initial public offering. In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a KKR Denali director designee, KKR Denali shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new KKR Director. Edward Oberwager currently serves as the KKR Director.

Further, for so long as KKR Denali and its affiliates hold at least 5% of the outstanding shares of our common stock, one of the independent candidates selected by the nominating and corporate governance committee for nomination to our board of directors shall be subject to the approval of KKR Denali prior to the nomination of such candidate for election by our stockholders.

Communications with the Board of Directors

Interested parties wishing to communicate with non-management members of our board of directors may do so by writing and mailing the correspondence to our Chief Legal Officer and Corporate Secretary at AppLovin Corporation, Attn: Chief Legal Officer, 1100 Page Mill Road, Palo Alto, California 94304. Each communication should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the class and number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our Chief Legal Officer, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material) and, if appropriate, will route such communications to the appropriate director(s) or, if none is specified, to the Chairperson of the Board or the Lead Independent Director.

This procedure does not apply to (i) communications to non-management directors from our officers or directors who are stockholders or (ii) stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, which are discussed further in the section titled "What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals" described above in this proxy statement.

Corporate Governance Guidelines and Code of Conduct and Business Ethics

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates, including independence standards, and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Conduct and Business Ethics that applies to all of our employees, officers and directors, including our Chief



Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of each of our Corporate Governance Guidelines and our Code of Conduct and Business Ethics is posted on our website at investors.applovin.com. We will post amendments to our Code of Conduct and Business Ethics or any waivers of our Code of Conduct and Business Ethics for directors and executive officers on the same website or in filings under the Exchange Act.

Role of Board in Risk Oversight Process

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational, in the pursuit and achievement of our strategic objectives. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day oversight and management of strategic, operational, legal and compliance, cybersecurity, and financial risks, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of our risk management framework, which is designed to identify, assess, and manage risks to which our company is exposed, as well as to foster a corporate culture of integrity. Consistent with this approach, our board regularly reviews our strategic and operational risks in the context of discussions with management, question and answer sessions, and reports from the management team at each regular board meeting. Our board also receives regular reports on all significant committee activities at each regular board meeting, and evaluates the risks inherent in significant transactions.

In addition, our board has tasked designated standing committees with oversight of certain categories of risk management. Our audit committee assists our board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, as well as legal and regulatory compliance and potential conflicts of interest. Our audit committee also, among other things, discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management pertaining to financial, accounting, and tax matters. Our compensation committee assesses risks relating to our executive compensation plans and arrangements, and whether our compensation policies and programs have the potential to encourage excessive risk-taking. Our nominating and corporate governance committee assesses risks relating to our corporate governance practices, the independence of the board, and corporate succession plans for our executive officers. These committees provide regular reports on our risk management efforts to the full board.

Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Director Compensation

We have adopted a compensation policy for our non-employee directors (the "Director Compensation Policy"). The Director Compensation Policy was developed with input from our independent compensation consultant, Radford (Aon plc), regarding practices and compensation levels at comparable companies. The Director Compensation Policy is designed to attract, retain, and reward experienced non-employee directors.

Under this director compensation policy, each non-employee director receives the cash and equity compensation for board services described below. We also reimburse our non-employee directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committee and other expenses.



Cash Compensation

Under our Director Compensation Policy, non-employee directors are entitled to receive the following cash compensation for their service on our board of directors:

- $50,000 per year for service as a board member;

- $60,000 per year for service as chairperson of the board;

- $20,000 per year for service as lead independent director of the board;

- $25,000 per year for service as chairperson of the audit committee;

- $10,000 per year for service as member of the audit committee;

- $20,000 per year for service as chairperson of the compensation committee;

- $10,000 per year for service as member of the compensation committee;

- $10,000 per year for service as chairperson of the nominating and corporate governance committee; and

- $5,000 per year for service as member of the nominating and corporate governance committee.

Each non-employee director who serves as the chairperson of a committee will receive only the annual cash fee as the chairperson of the committee, and not the additional annual cash fee as a member of the committee. All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

Initial Award

Each person who first becomes a non-employee director after the date of the effectiveness of the registration statement relating to our initial public offering, on the first trading date on or after the date on which such individual first becomes a non-employee director, will be granted an initial award of restricted stock units, or RSUs (the "Initial Award"). The Initial Award will cover a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $337,500, rounded to the nearest whole share (the "New Hire Award"). The New Hire Award will vest in 12 equal quarterly installments beginning on the first Quarterly Vesting Date to occur after such individual first becomes a non-employee director and each subsequent Quarterly Vesting Date thereafter, subject to the non-employee director continuing to be a service provider through the applicable vesting date. Our Quarterly Vesting Dates are February 20, May 20, August 20, and November 20. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award

Each non-employee director will automatically receive, on the date of each annual meeting of our stockholders following the effective date of the Director Compensation Policy, an annual award of RSUs (an "Annual Award") covering a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $225,000, rounded to the nearest whole share. The Annual Award will vest on the earlier of (i) the one-year anniversary of the date the Annual Award is granted or (ii) the day prior to the date of the annual meeting next following the date the Annual Award is granted, in each case, subject to the non-employee director continuing to be a service provider through the applicable vesting date.

In the event of a "change in control" (as defined in our 2021 Equity Incentive Plan), each non-employee director's outstanding awards will fully vest, provided that the non-employee director continues to be a non-employee director through the date of the change in control.



Maximum Annual Compensation Limit

The Director Compensation Policy includes a maximum annual limit of $750,000 in total cash and equity compensation awards that may be paid, issued, or granted to a non-employee director in any fiscal year (increased to $1,000,000 in the non-employee director's initial year of service as a non-employee director). For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with generally accepted accounting principles, or GAAP). Any cash compensation paid or equity compensation awards granted to a person for their service as an employee, or for their service as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

2021 Compensation

The following table provides information regarding compensation of our non-employee directors for their service as directors, for the fiscal year ended December 31, 2021. Our KKR Director and directors who are also our employees receive no additional compensation for their service as directors. Mr. Vivas has also declined additional consideration for his service on our Board of Directors. During 2021, Mr. Oberwager served as the KKR Director and Messrs. Foroughi and Chen were employees and executive officers of the company and therefore, each of them did not receive compensation as directors. See "Executive Compensation" for additional information regarding the compensation of Mr. Foroughi and Mr. Chen. Ms. Sun became an employee of the company in June 2021 and resigned as a member of the board in November 2021; compensation to Ms. Sun as an employee is included in the All Other Compensation column of the table below.

Name	Fees Paid or Earned in Cash ($)	Stock Awards ($)[1][8]	Option Awards ($)[1][8]	All Other Compensation ($)	Total ($)
Craig Billings[2]	78,750	—	612,424	—	691,174
Margaret Georgiadis[3][4]	52,500	—	1,028,143	—	1,028,143
			8,888,955	—	8,888,955
Alyssa Harvey Dawson[5]	7,622	337,481	—	—	345,103
Edward Oberwager	—	—	—	—	—
Asha Sharma[6]	19,623	337,478	—	—	357,101
Eduardo Vivas	—	—	—	—	—
Cathy Sun[7]	—	—	—	21,685,070	21,685,070

1. Amounts shown do not reflect compensation actually received by the director, and there can be no assurance that these amounts will ever be realized by the non-employee directors. Instead, the amount shown is the grant date fair value of the awards granted in fiscal 2021 computed in accordance with ASC Topic 718 — Compensation — Stock Compensation ("ASC Topic 718"), disregarding forfeiture assumptions. Information regarding the assumptions used to estimate the fair value of stock options is set forth in Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K. The grant date fair value of the RSU awards was calculated based on the closing price per share of our Class A common stock on the grant date.
2. To encourage director shareholdings, Mr. Billings was offered the opportunity to purchase additional shares of Company stock. He opted to purchase 12,950 shares which were issued by the Company as a fully vested option grant on January 15, 2021 under the 2011 Plan, which Mr. Billings fully exercised. The underlying shares were issued upon receipt of the full exercise price in cash from Mr. Billings.
3. On January 23, 2021, in connection with her appointment to our Board, Margaret Georgiadis received options to purchase 21,000 shares of our Class A common stock under our 2011 Plan. Subject to Ms. Georgiadis' continued role as a service provider to the Company, 1/12th of the shares subject to the option will vest on May 1, 2021, with 1/12th of the shares subject to the option vesting every three months thereafter; provided that 100% of any unvested shares covered by the option will vest immediately prior to the closing of an Acquisition or Other Combination (each as defined in our 2011 Plan).
4. To encourage director shareholdings, Ms. Georgiadis was offered the opportunity to purchase additional shares of Company stock. She opted to purchase 185,000 shares which were issued by the Company as a fully vested option grant on January 23, 2021 under the 2011 Plan, which Ms. Georgiadis fully exercised. The underlying shares were issued upon receipt of the full exercise price in cash from Ms. Georgiadis.



5.   Ms. Harvey Dawson joined our board of directors in November 2021, and therefore her fees and equity awards were prorated for the portion of 2021 in which she served as a director, as reflected in the amount set forth in the table above.
6.   Ms. Sharma joined our board of directors in August 2021, and therefore her fees and equity awards were prorated for the portion of 2021 in which she served as a director, as reflected in the amount set forth in the table above.
7.   Ms. Sun became an employee of the company in June 2021 and did not receive any compensation for her service as a director. In 2021, Ms. Sun received salary of $233,333, an RSU award with a grant date fair value of $21,446,250, a 401(k) match of $4,437, and a work-from-home cash stipend of $1,050 for her service as an employee.
8.   The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2021:

Name	Date of Grant	Number of Shares Underlying Stock Award (#)	Number of Securities Underlying Options (#)
Craig Billings	12/30/2020[1]	—	21,000[2]
Margaret Georgiadis	1/23/2021[1]	15,750[3]	—
Alyssa Harvey Dawson	11/8/2021[4]	3,105[5]	—
Asha Sharma	8/10/2021[4]	4,917[6]	—

1.   These awards were granted pursuant to our 2011 Equity Incentive Plan.
2.   This option is subject to an early exercise provision and is immediately exercisable. The vesting conditions are satisfied, subject to Mr. Billings continued role as a service provider to us, as to 1/12th of the total shares on March 1, 2021 with 1/12th of the total shares vesting each quarter thereafter, provided that 100% of any unvested shares covered by the option will vest immediately prior to the closing of an Acquisition or Other Combination (each as defined in our 2011 Plan).
3.   Reflects shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture. The vesting conditions are satisfied, subject to Ms. Georgiadis's continued role as a service provider to us, as to 1/12th of the total shares on April 21, 2021 with 1/12th of the total shares vesting monthly thereafter.
4.   These awards were granted pursuant to our 2021 Equity Incentive Plan.
5.   The vesting conditions are satisfied, subject to Ms. Harvey Dawson's continued role as a service provider to us, as to 1/12th of the total shares on November 20, 2021 with 1/12th of the total shares vesting quarterly thereafter.
6.   The vesting conditions are satisfied, subject to Ms. Sharma's continued role as a service provider to us, as to 1/12th of the total shares on August 20, 2021 with 1/12th of the total shares vesting quarterly thereafter.



PROPOSAL NO. 1

Election of Directors

Our board of directors is currently composed of eight members. Each of the currently serving eight directors have been nominated by our board of directors for election at the Annual Meeting, each to serve a one-year term until the 2023 annual meeting of stockholders and until their successors are elected and qualified.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved, Adam Foroughi, Herald Chen, Craig Billings, Margaret Georgiadis, Alyssa Harvey Dawson, Edward Oberwager, Asha Sharma, and Eduardo Vivas as nominees for election as directors at the Annual Meeting. If elected, each of the nominees will serve as directors until the 2023 annual meeting of stockholders and until their successors are duly elected and qualified. For information concerning the nominees, please see "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Messrs. Foroughi, Chen, Billings, Oberwager, and Vivas, and Mses. Georgiadis, Harvey Dawson, and Sharma. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. "Plurality" means that the eight nominees who receive the largest number of votes cast "For" such nominees are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.



PROPOSAL NO. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our audit committee has appointed Deloitte & Touche LLP ("Deloitte"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2022. Deloitte has served as our independent registered public accounting firm since 2014.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of Deloitte as our independent registered public accounting firm for our fiscal year ending December 31, 2022. Our audit committee is submitting the appointment of Deloitte to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Deloitte, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. If our stockholders do not ratify the appointment of Deloitte, our board of directors may reconsider the appointment. Representatives of Deloitte will be present at the Annual Meeting, have an opportunity to make a statement, and be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by Deloitte for our fiscal years ended December 31, 2021 and 2020.

$ in thousands	2021	2020
Audit Fees[1]	3,516	2,491
Audit-Related Fees[2]	200	—
Tax Fees[3]	1,856	1,271
All Other Fees[4]	467	1,140
Total Fees	6,039	4,902

1.   Audit fees include fees related to the audits of our annual consolidated financial statements and the reviews of our interim financial statements, services rendered in connection with the filing of our registration statements, and also includes fees related to statutory audit services for certain of our foreign subsidiaries.
2.   Audit-related fees include fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included in the fees reported in the table above under "Audit Fees." For the fiscal year ended December 31, 2021 this primarily consists of fees for services provided in connection with preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. No audit-related fees were incurred during fiscal 2020.
3.   Tax fees include fees related to services for U.S. federal, state, local, international, and other tax compliance, planning, advisory, and consultation services.
4.   All Other Fees include services other than the services reported above, including permissible advisory and consulting services in connection with merger and acquisitions and other.



Auditor Independence

In our fiscal year ended December 31, 2021, there were no other professional services provided by Deloitte, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Deloitte.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all audit services and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. Following the adoption of our pre-approval policy in April 2021, all services provided by Deloitte for our fiscal year ended December 31, 2021, which includes all fees for audit services, were pre-approved by our audit committee in accordance with the policy. All services provided by Deloitte for our fiscal year ended December 31, 2020 were approved by our board of directors.

Vote Required

The ratification of the appointment of Deloitte as our independent registered public accounting firm for our fiscal year ending December 31, 2022 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.



Audit Committee Report

The audit committee is a committee of the board of directors comprised solely of independent directors as required by Nasdaq corporate governance requirements and SEC rules and regulations. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. With respect to AppLovin's financial reporting process, AppLovin's management is responsible for establishing and maintaining internal controls and preparing AppLovin's financial statements. AppLovin's independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"), is responsible for performing an independent audit of AppLovin's financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare AppLovin's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited financial statements with management;

- discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

- received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Deloitte its independence.

Based on the audit committee's review and discussions with management and Deloitte, the audit committee recommended to the board of directors that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the board of directors:

Craig Billings (Chair)
Margaret Georgiadis
Edward Oberwager[1]

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

---

1.   Mr. Oberwager served as a member of the Audit Committee until March 2022.



Advisory Vote on the Compensation of Our Named Executive Officers

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and SEC rules, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our compensation committee, or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our compensation committee value the opinions of our stockholders. We encourage our stockholders to read the disclosures set forth below in the Executive Compensation section of this proxy statement to review the correlation between compensation and performance, as well as the compensation actions taken in fiscal 2021.

We believe that the information provided in the section titled "Executive Compensation," and in particular the information discussed in the section titled "Executive Compensation—Compensation Philosophy," demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "For" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion and other related disclosure."

Vote Required

The approval, on an advisory basis, of the compensation of our named executive officers, requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our board of directors and our compensation committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.



PROPOSAL NO. 4

Advisory Vote on the Frequency of Future Stockholder Advisory Votes on the Compensation of Our Named Executive Officers

The Dodd-Frank Act and Section 14A of the Exchange Act enable our stockholders to indicate their preference at least once every six years regarding how frequently we should solicit a non-binding advisory vote on the compensation of our named executive officers as disclosed in our proxy statement. Accordingly, we are asking our stockholders to indicate whether they would prefer an advisory vote every year, two years or three years. Alternatively, stockholders may abstain from casting a vote.

After considering the benefits and consequences of each alternative, our board of directors recommends that the advisory vote on the compensation of our named executive officers be submitted to the stockholders every year. In formulating its recommendation, our board of directors considered that compensation decisions are made annually and that an annual advisory vote on the compensation of our named executive officers will allow stockholders to provide more frequent and direct input on our compensation philosophy, policies and practices.

Vote Required

The alternative among one year, two years or three years that receives the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions and broker non-votes will have no effect on this proposal.

While our board of directors believes that its recommendation is appropriate at this time, the stockholders are not voting to approve or disapprove that recommendation, but are instead asked to indicate their preference, on an advisory basis, as to whether non-binding future stockholder advisory votes on the compensation of our named executive officers should be held every year, two years, or three years.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our board of directors and our compensation committee value the opinions of our stockholders in this matter and, to the extent there is any significant vote in favor of one time period over another, will consider the outcome of this vote when making future decisions regarding the frequency of holding future stockholder advisory votes on the compensation of our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO HOLD FUTURE STOCKHOLDER ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS EVERY "ONE YEAR."



PROPOSAL NO. 5

Amendment to Our 2021 Partner Studio Incentive Plan

Background and Reasons for the Proposal

Our 2021 Partner Studio Incentive Plan (our "2021 Partner Plan") permits us to grant equity awards to individuals and entities that are engaged by us or our subsidiaries (our "Partners"). Equity awards are a significant component of total compensation for our Partners, and are vital to our ability to attract and retain the best available Partners, to provide additional incentive to our Partners, and to promote the success of our business. Additional information regarding our 2021 Partner Plan may be found below in the section entitled "Summary of Amended 2021 Partner Studio Incentive Plan."

Our board of directors determined it was advisable and in the best interests of our stockholders to increase the number of shares of our Class A common stock authorized for issuance under the 2021 Partner Plan to 2,390,000 from 390,000 (the "Share Reserve Increase"). If we did not increase the number of shares of our Class A common stock authorized for issuance under the 2021 Partner Plan, we would need to grant cash and other non-equity rewards to our Partners. We believe that such alternative forms of compensation do not align the interests of our Partners with those of stockholders as efficiently as equity-based awards, and we feel it is important to provide compensation that continues to effectively align partner studios with stockholders and which provides a total compensation package that is competitive. We strongly believe that the Share Reserve Increase is instrumental to our continued success.

Our board of directors considered the potential dilutive effects of the Share Reserve Increase, and determined, in order to ensure that the Share Reserve Increase did not result in incremental dilution, that it was advisable and in the best interests of our stockholders to decrease the number of shares of our Class A common stock authorized for issuance under our 2021 Equity Incentive Plan (our "2021 Plan") by 2,000,000 (the "Share Reserve Decrease"). As such, approval of the proposed amendment to our 2021 Partner Plan is neutral to the total shares currently authorized under our 2021 Plan and 2021 Partner Plan, collectively. The Share Reserve Decrease does not modify the rollover and evergreen provisions of our 2021 Plan.

Reasons for Seeking Stockholder Approval

Because our Class A common stock is listed on the Nasdaq Global Select Market ("Nasdaq"), we are subject to Nasdaq rules and regulations. Nasdaq Rule 5635(c) requires stockholder approval when a company establishes or materially amends an equity compensation plan pursuant to which stock may be acquired by officers, directors, employees or consultants. Accordingly, following approval by our Board, we are seeking stockholder approval of the Share Reserve Increase.



Vote Required

The approval of the proposed amendment to our 2021 Partner Plan to increase the number of shares of our Class A common stock authorized for issuance under our 2021 Plan by 2,000,000 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENT TO OUR 2021 PARTNER STUDIO INCENTIVE PLAN.



Executive Officers

The following table identifies certain information about our executive officers as of March 31, 2022. Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Adam Foroughi	41	Chief Executive Officer and Chairperson
Herald Chen	52	President, Chief Financial Officer, and Director
Katie Jansen	43	Chief Marketing Officer
Vasily (Basil) Shikin	37	Chief Technology Officer
Victoria Valenzuela	48	Chief Legal Officer and Corporate Secretary

For Mr. Foroughi and Mr. Chen's biographies, see "Nominees for Director."

Katie Jansen. Ms. Jansen has served as our Chief Marketing Officer since October 2012. Prior to joining us, she served as Vice President of Marketing, Marketing Director at PlayFirst, Inc., a publisher of casual games, from October 2009 to March 2012. She holds a B.S. in Psychology from California Polytechnic State University, San Luis Obispo and an M.B.A. from San Francisco State University.

Vasily (Basil) Shikin. Mr. Shikin has served as our Chief Technology Officer since January 2020 and prior to that served as our Vice President of Engineering since January 2012. Prior to joining us, from May 2008 to January 2012, he served as Senior Software Engineer at DeviceAnywhere, Inc., a cloud-based platform for testing and monitoring mobile websites and applications acquired by Keynote Systems, Inc. Mr. Shikin holds a Masters in Mathematics from Saint-Petersburg State University.

Victoria Valenzuela. Ms. Valenzuela has served as our Chief Legal Officer and Corporate Secretary since May 2020. Ms. Valenzuela joined us through our acquisition of Machine Zone, Inc. where she served as Chief Legal Officer and Corporate Secretary from January 2015 to April 2020. From May 2004 to December 2014, she served as General Counsel, Vice President, Legal Affairs, and Corporate Secretary of Cypress Semiconductor Corporation, a semiconductor company acquired by Infineon Technologies AG. Prior to Cypress Semiconductor, she was a corporate and technology attorney with Brobeck, Phleger & Harrison, LLP and Clifford Chance LLP. She holds a B.A. in Political Science from California State University, Fullerton and a J.D. from Stanford University Law School.



Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis includes a discussion of compensation for the following current executive officers during the fiscal year ended December 31, 2021, which we refer to as our named executive officers:

- Adam Foroughi, our Chief Executive Officer and Chairperson of our board of directors;

- Herald Chen, our President, Chief Financial Officer and Director;

- Katie Jansen, our Chief Marketing Officer;

- Basil Shikin, our Chief Technology Officer; and

- Victoria Valenzuela, our Chief Legal Officer and Corporate Secretary.

Executive Summary

Our mission is to grow the mobile app ecosystem by enabling the success of mobile app developers by providing advanced tools for mobile app developers to grow their businesses by automating and optimizing the marketing and monetization of their apps through our software solutions. Through our technology platform, investments, and strong execution of our mission, we have been able to grow our revenue from $994 million in 2019 to $2.8 billion in 2021, a compound annual growth rate of 68%, while also generating a significant amount of cash flow. Our executive compensation program is heavily weighted in the form of equity compensation which vests over time. The program is designed to attract, retain and incentivize our leadership team who are critical to continuing to execute on our mission, as well as driving shareholder value . As such, we believe that our approach to executive compensation is aligned with that of our stockholders. During 2021, we were transitioning from being a private company to a public company and our compensation decision-making process during 2021 reflects that transition.

Compensation Philosophy

The overall objective of our executive compensation program is to attract, retain and incentivize highly talented individuals that embody our mission. We do this by designing programs that tie executive compensation to individual performance, overall company performance and the interests of our stockholders.

Our executive compensation is designed with a mix of short-term and long-term components, with cash and equity elements in proportions that we believe provide appropriate incentives to retain our executives officers and management team and help to achieve success in our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our executive compensation program seeks to achieve this objective by ensuring that we can:

- Attract top talent that will allow us to execute on our current plans and scale our growing business;

- Reward talented executives, who possess proven experience, knowledge, skills, and leadership criteria;

- Incentivize our executive officers by giving them a stake in our growth and prosperity and encouraging the continuance of their services with us; and



- Align the interests of stockholders and named executive officers without creating an incentive for inappropriate risk-taking.

Executive Compensation Policies and Practices

We endeavor to maintain compensation policies and practices that are consistent with sound governance standards. We believe it is important to provide competitive compensation packages and a high-quality work environment in order to hire, retain and incentivize critical personnel. We seek to ensure that our executive compensation program is consistent with our short-term and long-term goals given the nature of the market in which we compete for key personnel. We believe our executive compensation plan being heavily weighted to equity-based compensation, rather than cash salaries and cash bonuses, provides attractive and competitive compensation to our executives as well as aligns them with our stockholders. The following policies and practices were in effect during 2021:

- **No Special Benefits.** The members of our executive team are eligible to participate in broad-based company-sponsored retirement, health and welfare benefits programs on the same basis as our other full-time, salaried employees, and we provide no special benefits to them.

- **No "Golden Parachute" Tax Reimbursements.** We do not provide any tax reimbursement payments (including "gross-ups") on any tax liability that our executive officers might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

- **Hedging and Pledging Restrictions.** Our Insider Trading Policy prohibits our employees, including our executive officers and the members of our board of directors, from hedging any company securities and from pledging more than 10% of any company securities as collateral for a loan.

- **Peer Data Reviewed.** Our Compensation Committee works with an independent compensation consultant to complete an annual assessment of the Company's executive compensation programs relative to peer companies. Our Compensation Committee considers this information along with the Company's long and short term goals to determine if any changes are needed to the Company's executive compensation.

- **Non-Management Compensation Committee.** Our Compensation Committee, who is responsible for the design and review our Company's executive compensation program, is comprised entirely of non-management directors. Further, our Compensation Committee has access to and regularly works with Aon's Human Capital Solutions practice, a division of Aon plc (otherwise known as Radford), an independent compensation consultant.

Our Compensation-Setting Process

For 2021, our board of directors and compensation committee reviewed our executive compensation program and related policies and practices. In determining the compensation of the members of our executive team, including our named executive officers, for 2021, we considered the compensation arrangements, including base salary, target bonus and equity incentives of our executive officers, as well as our overall strategic business plan and our retention needs. In 2021, factors we considered in making our executive compensation decisions included, but were not limited to, input from Mr. Foroughi (except with respect to his own compensation), past individual performance and expected future performance, vesting status and value of existing equity incentives, and internal pay equity based on the impact of business and performance. In 2021, to assess the competitiveness of our executive compensation program, we engaged an independent compensation consultant and reviewed the compensation of each of our executives against market data as well as the compensation programs at similar companies. The review was done prior to our initial public offering and at the end of the calendar year.



Use of Independent Compensation Consultant

The compensation committee has authority to appoint and retain a compensation consultant. The fees for services rendered by the compensation consultant are paid by the Company. For 2021, our compensation committee engaged Radford as its independent compensation consultant to advise on executive compensation matters including: overall compensation program design, peer group development and updates, and collecting market data to inform our compensation programs for our executives and members of our board of directors. We develop our compensation programs after reviewing publicly available compensation data. Radford advised the compensation committee on all of the principal aspects of executive compensation. Radford consultants attend meetings of the compensation committee when requested to do so. Radford reports directly to our compensation committee and not to management, although it meets with management for purposes of gathering information for its analyses and recommendations. Our compensation committee has assessed the independence of Radford consistent with Nasdaq listing standards and has concluded that the engagement of Radford does not raise any conflict of interest.

Use of a Peer Group

The compensation committee approves a peer group of companies as a reference group to provide a broad perspective on competitive pay levels and practices. The peers are reviewed on an annual basis in light of the fast-moving changes at AppLovin and our industry. We undertake this review with the assistance and recommendations of Radford, the Committee's compensation consultant.

In October 2020, the compensation committee approved a peer group for use in making 2021 compensation decisions. The compensation committee used the following criteria in determining the appropriate peers:

- **Industry / Sector –** Publicly-traded technology companies, with a focus on digital media platforms and secondary focus on internet and software;

- **Revenue –** between $800 million to $5 billion; and

- **Market Capitalization –** between $6 billion and $60 billion.

2021 Peer Group

Based on these criteria and considerations, our peer group for 2021, referred to as our 2021 peer group, as approved by our Compensation Committee consisted of the following companies:

Activision Blizzard	Square
Electronic Arts	Take-Two Interactive Software
GoDaddy	The Trade Desk
Match Group	Twilio
Pinterest	Twitter
Roku	Unity Software
Shopify	Wix.com
Slack Technologies	Zendesk
Snap	Zynga



Given the growth and expansion of the business, in August 2021, the Committee reviewed the peer criteria and revised it to the following:

- **Industry / Sector –** Publicly-traded technology companies, with a focus on digital media platforms and secondary focus on internet and software;

- **Revenue –** between $1 billion to $5 billion; and

- **Market Capitalization –** between $10 billion and $90 billion.

Based on the revised criteria, the Committee approved the following amended peer group companies:

Akamai Technologies	**Palo Alto Networks**
ANSYS	**Proofpoint**
Crowdstrike	**RingCentral**
Docusign	**Splunk**
Dolby Laboratories	**Synopsys**
Dropbox	**VeriSign**
Fair Issac	**Warner Music Group**
Fortinet	**Workday**
GoodRx	**Zillow Group**
Okta	

The compensation committee considers competitive compensation data from an annual total compensation study of selected peer companies and relevant survey sources to inform its decisions about overall compensation opportunities and specific compensation elements. However, the Committee uses our compensation peer group as one data point when considering executive pay packages. In addition, our compensation decisions are based on the consideration of many factors, including, but not limited to, individual and company performance, market data, internal equity, experience, and strategic needs.

Elements of Executive Pay and 2021 Compensation

Following our initial public offering, our executive compensation program for 2021 consisted of the following principal compensation elements:

- base salary; and

- long-term incentive compensation in the form of equity incentives.

We are committed to providing appropriate cash and equity incentives to compensate our named executive officers in a manner that our board of directors determines is reasonable and appropriate to hire, incentivize, and retain key talent.

Base Salary
Base salary is a customary, fixed element of compensation intended to attract and retain our named executive officers and compensate them for their day-to-day efforts. Base salaries are reviewed periodically, including at the time of a



promotion or other change in responsibilities. We believe equity compensation is a more important motivator to our senior executives and therefore the base salaries are generally consistent and capped at $400,000.

The following table sets forth the 2021 base salary for each of our named executive officers:

Name	2021 Base Salary ($)
Adam Foroughi	100,000[1]
Herald Chen	400,000
Katie Jansen	400,000
Basil Shikin	400,000
Victoria Valenzuela	400,000

1. At the time of the IPO and at Mr. Foroughi's request, the Company reduced his base salary to $100,000.

Equity Compensation

In 2021, we used awards of restricted stock units ("RSUs") to deliver long-term incentive compensation opportunities to certain of our named executive officers. Consistent with our compensation objectives, we believe this approach helps to ensure that the interests of the members of the executive team are aligned with those of our stockholders and that we are able to attract and reward our top talent. The vesting terms of RSUs granted to our named executive officers in 2021 are described in "Grants of Plan-Based Awards in 2021". Generally, we intend to grant annual equity awards that are sized to be competitive, transparent and reflect the performance, contribution, and criticality of roles in our company.

Name	2021 RSUs
Katie Jansen	187,500
Basil Shikin	625,000
Victoria Valenzuela	125,000

Based on discussions with our CEO, Adam Foroughi, and our President and CFO, Herald Chen, they did not receive equity awards in 2021 given the magnitude of their respective equity holdings at that time which were determined to be sufficient to ensure their motivation and alignment with stockholders.

Benefits

Our named executive officers are eligible to participate in the same benefits programs offered to all employees. We maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis, subject to limitations established by the tax laws. The company matches 100% of the first 1% of employee contributions and up to 50% on the next 5% of employee contributions, up to a maximum of 3.5% of the employee's annual income. Our company match is fully vested as of each contribution date. The 401(k) plan is intended to be qualified under Code Section 401(a) with the 401(k) plan's related trust intended to be tax exempt under Code Section 501(a). As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our named executive officers are permitted to participate in the same health and welfare plans as other U.S. employees, including medical, dental, and vision plans, as well as our employee stock purchase plan.



Other Compensation Information

Accounting Considerations

We take financial reporting implications into consideration in designing compensation plans and arrangements for the members of our executive team, other employees and members of our board of directors. These accounting considerations include Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards.

Tax Considerations

We do not provide any of our named executive officers with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Sections 280G, 4999 or 409A. Code Sections 280G and 4999 provide that named executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Code Section 409A.

Under Code Section 162(m), we are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for the CEO and certain of our current and former highly compensated executive officers (collectively "covered employees"). While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the board of directors may consider tax deductibility under Code Section 162(m) as a factor in its compensation decisions.

Hedging and Pledging Policies

We have established an Insider Trading Policy, which, among other things, prohibits short sales, engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our named executive officers are prohibited from holding any of our securities in a margin account and from pledging more than 10% of the outstanding Class A common stock (or Class B common stock convertible into Class A common stock) held by such individual as collateral for a loan.

Employment Arrangements

We have entered into employment letters with each of our executive officers. Each of these arrangements was approved by the compensation committee or our board of directors.

In filling each of our executive positions, our board of directors or the compensation committee, as applicable, recognized that we would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, our board of directors and the compensation committee were sensitive to the need to integrate new executive officers into the executive compensation structure, balancing both competitive and internal equity considerations.

Each of our employment arrangements provides for "at will" employment (meaning that either we or the executive officer may terminate the employment relationship at any time with or without cause) and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, participation in our employee benefit programs, an equity award recommendation, and, in some cases, sign-on bonuses and reimbursement or



payment of relocation expenses. These employment arrangements also prohibit the executive officer from engaging directly or indirectly in competition with us during their employment, diverting our customers to a competitor, or disclosing our confidential information or business practices, and recruiting or soliciting any of our employees for a period after their employment.

Our named executive officers are also eligible to enter into change in control and severance agreements with the company. These post-employment compensation terms are discussed in "Post-Employment Compensation" below.

Post-Employment Compensation

We have entered into change in control and severance agreements with each of our executive officers, including each of our named executive officers. These agreements provide these individuals with certain protection in the event of their termination of employment under specified circumstances, including following a change in control of the company.

We believe that these protections were necessary to induce these individuals to accept a demanding position with the company and help retain them. These arrangements provide reasonable compensation to an executive officer if they leave our employ under certain circumstances to facilitate transition to new employment. Further, in some instances, we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive officer to sign a separation and release agreement as a condition to receiving post-employment compensation payments or benefits. We also believe that these arrangements help maintain our executive officers' continued focus and dedication to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change in control of the company. The terms and conditions were approved by our board of directors after an analysis of competitive market data provided by our independent compensation consultant.

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and the company's Annual Report on Form 10-K for our fiscal year ended December 31, 2021.

Respectfully submitted by the members of the compensation committee of the board of directors:

Edward Oberwager (Chair)
Craig Billings

Compensation Risk Assessment

We have undertaken a risk review of our employee compensation plans and arrangements in which our employees (including our executive officers) participate, to determine whether these plans and arrangements have any features that might create undue risks or encourage unnecessary and excessive risk-taking that could threaten stockholder value. In our review, we considered numerous factors and design elements that manage and mitigate risk, and based on our review, we concluded that any potential risks arising from our employee compensation programs, including our executive programs, are not reasonably likely to have a material adverse effect on the Company.



Summary Compensation Table for Fiscal Year 2021

The amounts below represent the compensation awarded to, earned by, or paid to our named executive officers for the years shown.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Adam Foroughi Chief Executive Officer	2021	100,000	—	—	—[4]	—	4,346	104,346
	2020	400,000	—	—	—	—	9,462	409,462
	2019	400,000	—	—	—	—	9,800	409,800
Herald Chen Chief Financial Officer	2021	400,000	—	—	—[4]	—	11,291	411,291
	2020	400,000	—	—	—	—	7,467	407,467
	2019	65,385	—	9,610,238	—	—	333	9,675,956
Katie Jansen Chief Marketing Officer	2021	400,000	—	—	10,978,125	—	11,950	11,390,075
	2020	400,000	—	5,960,742	—	100,000	9,975	6,470,717
Basil Shikin Chief Technology Officer	2021	400,000	—	—	36,593,750	—	11,950	37,005,700
	2020	400,000	—	—	—	—	9,800	409,800
	2019	400,000	—	1,742,734	—	100,000	9,800	2,252,534
Victoria Valenzuela Chief Legal Officer	2021	400,000	900,000[5]	—	7,318,750	—	11,950	8,630,700
	2020	252,083	62,192[6]	2,331,657	—	—	4,120	2,650,052

1. Amounts shown do not reflect compensation actually received, and there can be no assurance that these amounts will ever be realized. Instead, the amount shown is the grant date fair value of the awards computed in accordance with ASC Topic 718 — Compensation — Stock Compensation ("ASC Topic 718"), disregarding forfeiture assumptions. Information regarding the assumptions used to estimate the fair value of stock options is set forth in Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K. For RSUs, the grant date fair value of the RSU awards was calculated based on the closing price of our Class A common stock on the grant date, May 4, 2021, of $58.55 per share.
2. The amounts reported represent the amounts earned based upon achievement of certain performance goals under our executive bonus program.
3. For 2021, all other compensation for each named executive officer reflects (i) an $1,800 work-from-home cash stipend paid to all employees and (ii) amounts paid in connection with 401(k) matching by us.
4. Based on discussions with Mr. Foroughi and Mr. Chen, neither received equity awards in 2021 given the magnitude of their respective equity holdings at that time which were determined to be sufficient to ensure their motivation and alignment with stockholders.
5. Ms. Valenzuela joined the Company through our acquisition of Machine Zone, Inc.. In connection with that transaction, she was offered a one-time $1.0 million cash retention bonus that would be earned with continuous employment through May 2021. In 2021, prior to such retention bonus being earned, Ms. Valenzuela asked that the amount of her potential Retention Bonus be reduced to $900,000, with $100,000 to be allocated among members of the legal team, and the Company agreed to such request.
6. The amount of Ms. Valenzuela's bonus for 2020 was granted in connection with her employment in May 2020 and reflects the pro-rated amount of $100,000 for the period of her employment by us in 2020. In connection with Ms. Valenzuela's employment, we entered into an agreement for her to participate in our executive bonus program. For 2020, we guaranteed the payment of her bonus on a pro-rated basis absent our experiencing unexpected and significantly diminished financial performance.



Narrative Disclosure to Summary Compensation Table

Executive Employment Agreements

We have entered into employment letters setting forth the terms and conditions of employment for each of our named executive officers and Mr. Chen as described below.

Adam Foroughi

We have entered into a confirmatory employment letter agreement with Mr. Foroughi. The letter agreement does not have a specific term and provides that Mr. Foroughi is an at-will employee. In 2021, Mr. Foroughi's annual base salary was $100,000.

Herald Chen

We have entered into a confirmatory employment letter agreement with Mr. Chen. The letter agreement does not have a specific term and provides that Mr. Chen is an at-will employee. In 2021, Mr. Chen's annual base salary was $400,000.

In connection with our IPO in 2021, our board of directors waived the forfeiture provisions of 153,541 shares of restricted stock held by Mr. Chen. This waiver was implemented in order to facilitate the repayment of a loan that our board of directors determined was necessary to extinguish prior to the effective date of our registration statement filed in connection with our initial public offering.

Katie Jansen

We have entered into a confirmatory employment letter agreement with Ms. Jansen. The letter agreement does not have a specific term and provides that Ms. Jansen is an at-will employee. In 2021, Ms. Jansen's annual base salary was $400,000.

Basil Shikin

We have entered into a confirmatory employment letter agreement with Mr. Shikin. The letter agreement does not have a specific term and provides that Mr. Shikin is an at-will employee. In 2021, Mr. Shikin's annual base salary was $400,000.

Victoria Valenzuela

We have entered into a confirmatory employment letter agreement with Ms. Valenzuela. The letter agreement does not have a specific term and provides that Ms. Valenzuela is an at-will employee. In 2021, Ms. Valenzuela's annual base salary was $400,000.

Ms. Valenzuela joined the Company in connection with our acquisition of Machine Zone, Inc. As part of that transaction and to ensure her retention following the closing of such transaction, Ms. Valenzuela was offered a one-time $1.0 million cash retention bonus that is earned once she has been employed with us for one year. In 2021 and prior to such cash retention bonus being earned, Ms. Valenzuela elected to forego her rights to $100,000 of this bonus, which was distributed instead to certain members of our legal team.

In connection with our IPO in 2021, our board of directors waived the forfeiture provisions of 60,968 shares of restricted stock held by Ms. Valenzuela. This waiver was implemented in order to facilitate the repayment of a loan that our board of directors determined was necessary to extinguish prior to the effective date of our registration statement filed in connection with our initial public offering.



Grants of Plan-Based Awards in 2021

The following table shows the plan-based awards granted to our named executive officers during the year ended December 31, 2021.

Name	Grant Date[1]	All Other Stock Awards: Number of Shares (#)	Grant Date Fair Value ($)[2]
Adam Foroughi	—	—	—
Herald Chen	—	—	—
Katie Jansen	5/4/2021	187,500	10,978,125
Basil Shikin	5/4/2021	625,000	36,593,750
Victoria Valenzuela	5/4/2021	125,000	7,318,750

1. Each of these equity awards are RSUs granted pursuant to our 2021 Equity Incentive Plan.
2. Amounts reported represent the grant date fair value of RSUs calculated in accordance with ASC Topic 718. The grant date fair value of the RSU awards was calculated based on the closing price per share of our Class A common stock on May 4, 2021 of $58.55.



Outstanding Equity Awards at 2021 Year-End

The following table sets forth information relating to outstanding equity awards held by our named executive officers as of December 31, 2021.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Shares Underlying Unexercised Options Exercisable	Number of Shares Underlying Unexercised Options Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)[2]
Adam Foroughi	—	—	—	—	—	—	—
Herald Chen	11/5/2019	2,300,001[3]	—	5.05	11/4/2029	—	—
Katie Jansen	11/18/2020	75,000[4]	—	19.52	11/17/2030	—	—
	5/4/2021	—	—	—	—	187,500[5]	17,673,750
	11/18/2020	—	—	—	—	34,375[6]	3,240,188
	1/22/2019	—	—	—	—	81,249[7]	7,658,531
	1/12/2018	—	—	—	—	5,001[8]	471,394
Basil Shikin	12/16/2019	260,400[9]	300,000	5.05	12/15/2029	—	—
	5/4/2021	—	—	—	—	625,000[10]	58,912,500
	1/22/2019	—	—	—	—	81,249[11]	7,658,531
	1/12/2018	—	—	—	—	3,750[12]	353,475
Victoria Valenzuela	5/19/2020	187,500[13]	—	7.45	5/18/2030	—	—
	5/4/2021	—	—	—	—	125,000[14]	11,782,500
	5/19/2020	—	—	—	—	265,626[15]	25,037,907

1. This column represents the option exercise price per share of our Class A common stock on the grant date, as determined by our board of directors.
2. The closing price of our Class A common stock on December 31, 2021 was $94.26.
3. This option is subject to an early exercise provision and is immediately exercisable. The vesting conditions are satisfied, subject to Mr. Chen's continued role as a service provider to us, as to 1/4th of the total shares on November 4, 2020 with 1/48th of the total shares vesting monthly thereafter.
4. This option is subject to an early exercise provision and is immediately exercisable. The shares underlying this stock option vest, subject to Ms. Jansen's continued role as a service provider to us, as to 1/4th of the total shares on November 13, 2021 with 1/48th of the total shares vesting monthly thereafter.
5. These shares are subject to an RSU for which the vesting conditions are satisfied, subject to Ms. Jansen's continued role as a service provider to us, as to 2/5ths of the total shares on November 20, 2022 with 1/20th of the total shares vesting quarterly thereafter.
6. Reflects shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture. The option award is for a total of 150,000 shares. The vesting conditions are satisfied, subject to Ms. Jansen's continued role as a service provider to us, as to 1/4th of the total shares on November 13, 2021 with 1/48th of the total shares vesting monthly thereafter.
7. Reflects shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture. The option award is for a total of 300,000 shares. The vesting conditions are satisfied, subject to Ms. Jansen's continued role as a service provider to us, as to 1/4th of the total shares on January 1, 2020 with 1/48th of the total shares vesting monthly thereafter.
8. Reflects shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture. The option award is for a total of 240,000 shares. The vesting conditions are satisfied, subject to Ms. Jansen's continued role as a service provider to us, as to 1/4th of the total shares on January 1, 2019 with 1/48th of the total shares vesting monthly thereafter.



9. The shares underlying this stock option vest, subject to Mr. Shikin's continued role as a service provider to us, as to 1/4th of the total shares on December 1, 2019 with 1/48th of the total shares vesting monthly thereafter.

10. These shares are subject to an RSU for which the vesting conditions are satisfied, subject to Mr. Shikin's continued role as a service provider to us, as to 2/5ths of the total shares on November 20, 2022 with 1/20th of the total shares vesting quarterly thereafter.

11. Reflects shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture. The option award is for a total of 300,000 shares. The vesting conditions are satisfied, subject to Mr. Shikin's continued role as a service provider to us, as to 1/4th of the total shares on January 1, 2020 with 1/48th of the total shares vesting monthly thereafter.

12. Reflects shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture. The option award is for a total of 180,000 shares. The vesting conditions are satisfied, subject to Mr. Shikin's continued role as a service provider to us, as to 1/4th of the total shares on January 1, 2019 with 1/48th of the total shares vesting monthly thereafter.

13. This option is subject to an early exercise provision and is immediately exercisable. The shares underlying this stock option vest, subject to Ms. Valenzuela's continued role as a service provider to us, as to 1/4th of the total shares on May 19, 2021 with 1/48th of the total shares vesting monthly thereafter.

14. These shares are subject to an RSU for which the vesting conditions are satisfied, subject to Ms. Valenzuela's continued role as a service provider to us, as to 2/5ths of the total shares on November 20, 2022 with 1/20th of the total shares vesting quarterly thereafter.

15. Reflects shares acquired upon the early-exercise of options that remain subject to vesting conditions and forfeiture. The option award is for a total of 750,000 shares. The vesting conditions are satisfied, subject to Ms. Valenzuela's continued role as a service provider to us, as to 1/4th of the total shares on May 19, 2021 with 1/48th of the total shares vesting monthly thereafter.



Option Exercises and Stock Vested in 2021

The following table shows the stock awards vested, and value realized upon vesting, by our named executive officers during fiscal 2021.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] $	Number of Shares Acquired on Vesting	Value Realized on Vesting[2] $
Adam Foroughi	—	—	—	—
Herald Chen	99,999	8,535,382	1,119,801	59,982,568
Katie Jansen	—	—	175,625	11,303,081
Basil Shikin	39,600	3,364,020	120,000	6,769,417
Victoria Valenzuela	—	—	386,874	21,694,050

1. Based on the market price of our Class A common stock on the date of exercise less the option exercise price paid for the shares, multiplied by the number of shares for which the option was exercised.
2. Based on the market price of our Class A common stock on the vesting date, multiplied by the number of shares vested. Stock awards vesting in each case represent early-exercised options as the repurchase right lapses.



Potential Payments on Termination or Change in Control

Change in Control and Severance Agreements

In March 2021, our board of directors adopted an Executive Change in Control and Severance Plan (the "Executive Severance Plan") pursuant to which our executive officers and certain other key employees are eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Executive Severance Plan. This Executive Severance Plan was developed with input from Radford (Aon plc), regarding severance practices at comparable companies. It will be designed to attract, retain, and reward senior level employees. The Executive Severance Plan generally will be in lieu of any other severance payments and benefits to which such key employee was entitled prior to signing the participation agreement, except as specifically provided under that employee's participation agreement under the Executive Severance Plan.

Our board of directors has designated each of our executive officers as a participant under our Executive Severance Plan eligible for the rights to the applicable payments and benefits described below.

In the event of a "termination" of the employment of a named executive officer by us for a reason other than "cause" or the named executive officer's death or "disability" (as such terms are defined in our Executive Severance Plan), that occurs outside the change in control period (as described below), the named executive officer will be entitled to the following payments and benefits:

- a lump sum payment equal to 12 months of the named executive officer's annual base salary, or 18 months in the case of Mr. Foroughi; and

- reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended ("COBRA") for a period of 12 months, or 18 months in the case of Mr. Foroughi.

In the event of a "termination" of the employment by us for a reason other than "cause" or the named executive officer's death or "disability" or by the named executive officer for "good reason" (as such terms are defined in our Executive Severance Plan), in either case, occurring within a period beginning 3 months prior to and ending 12 months following a "change in control" (as defined in our Executive Severance Plan) (such period, the change in control period), the named executive officer will be entitled to the following payments and benefits:

- a lump sum payment equal to 18 months of the named executive officer's annual base salary, or 24 months in the case of Mr. Foroughi;

- reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under COBRA for a period of 18 months, 24 months in the case of Mr. Foroughi; and

- 100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s).

Notwithstanding the foregoing, in the case of Mr. Chen, if his employment is involuntarily terminated without "cause" or he resigns for "good reason" within the twelve months following a "change of control" (as such terms are defined in his participation agreement), then he will automatically vest in 100% of the option award granted to him on November 5, 2019. In the case of Ms. Valenzuela, if her employment had terminated by the company without "cause" or she resigned for "good reason" (as such terms are defined in her participation agreement) on or prior to May 19,



2021, in addition to the benefits described above: (A) if such termination occurred within the change in control period, then she would receive a lump sum payment of her Retention Bonus (less applicable withholding taxes); and (B) if such termination occurred outside of the change in control period, then she would receive the benefit described in the preceding clause (A) and she would fully vest in her stock option covering 90,000 shares granted on May 19, 2020.

In addition, in the case of Mr. Chen, upon an "acquisition" (as such term is defined in his participation agreement), 50% of the unvested portion of his stock option granted to him on November 5, 2019 (the "Original Option") will become vested.

The receipt of the payments and benefits provided for under the Executive Severance Plan described above is conditioned on the named executive officer signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the named executive officer's involuntary termination of employment, as well as compliance with certain non-disparagement provisions and continued compliance with any confidentiality, proprietary information, and inventions agreement applicable to the named executive officer.

In addition, if any of the payments or benefits provided for under the Executive Severance Plan or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. Except as discussed above, the Executive Severance Plan does not require us to provide any tax gross-up payments to the named executive officers.

The following tables sets forth the potential payments that would have been provided to each of our named executive officers under each of the circumstances specified below if he or she had terminated employment with us effective December 31, 2021.

Amount of Payments Upon Termination at 2021 Year-End
The following tables sets forth the potential payments that would have been provided to each of our named executive officers under each of the circumstances specified below if he or she had terminated employment with us effective December 31, 2021.

Name	Termination Outside of Change in Control Period ($)			
	Annual Base Salary[1]	COBRA Premiums[2]	Acceleration of Vesting of Equity Awards	Total
Adam Foroughi	150,000	45,976	—	195,976
Herald Chen[3]	400,000	30,651	102,591,500	103,022,151
Katie Jansen	400,000	30,651	—	430,651
Basil Shikin	400,000	23,813	—	423,813
Victoria Valenzuela	400,000	30,651	—	430,651

1. Based on a lump sum payment equal to 12 months of the named executive officer's annual base salary, or 18 months in the case of Mr. Foroughi



2. Based on a reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under COBRA for a period of 12 months, or 18 months in the case of Mr. Foroughi. Amounts in the table are based on estimated premium cost of continued health coverage under COBRA for the 12 or 18 months beginning January 2022.
3. Upon an "acquisition" (as such term is defined in his participation agreement), 50% of the unvested portion of the Original Option will become vested.

| | Termination within Change in Control Period ($) | | | |
Name	Annual Base Salary[1]	COBRA Premiums[2]	Acceleration of Vesting of Equity Awards[3]	Total
Adam Foroughi	200,000	61,302	—	261,302
Herald Chen[4]	600,000	45,976	205,183,089	205,829,065
Katie Jansen	600,000	45,976	23,279,250	23,925,226
Basil Shikin	600,000	35,720	85,675,500	86,311,220
Victoria Valenzuela	600,000	45,976	28,058,750	28,704,726

1. Based on a lump sum payment equal to 18 months of the named executive officer's annual base salary, or 24 months in the case of Mr. Foroughi.
2. Based on a reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under COBRA for a period of 18 months, 24 months in the case of Mr. Foroughi. Amounts in the table are based on estimated premium cost of continued health coverage under COBRA for the 18 or 24 months beginning January 2022.
3. Based on 100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s).
4. If Mr. Chen's employment is involuntarily terminated without "cause" or he resigns for "good reason" within the twelve months following a "change of control" (as such terms are defined in his participation agreement), then he will automatically vest in 100% of the option award granted to him on November 5, 2019. In addition, upon an "acquisition" (as such term is defined in his participation agreement), 50% of the unvested portion of the Original Option will become vested.



Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2021. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	22,842,109	6.61[2]	44,937,361[3]

1. Includes the 2011 Equity Incentive Plan, the 2021 Equity Incentive Plan ("2021 Plan"), the 2021 Employee Stock Purchase Plan ("ESPP") and the 2021 Partner Studio Incentive Plan ("2021 Partner Plan"). The 2011 Plan was terminated effective April 2021.
2. RSUs, which do not have an exercise price, are excluded in the calculation of weighted-average exercise price.
3. As of December 31, 2021, an aggregate of 44,937,361 shares of Class A common stock were available for issuance under the 2021 Plan, the 2021 Partner Plan, and the ESPP. The 2021 Plan provides that on the first day of each year beginning on January 1, 2022, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 39,000,000 shares, (ii) 5% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year or (iii) such other amount as our board of directors may determine. The ESPP provides that on the first day of each year beginning January 1, 2022, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 7,800,000 shares, (ii) 1% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year or (iii) such other amount as our board of directors may determine. On January 1, 2022, the number of shares of Class A common stock available for issuance under the 2021 Plan and the ESPP increased by 18,754,468 shares and 3,750,894 shares, respectively, pursuant to these provisions. On February 14, 2022, the number of shares of Class A common stock available for issuance under the 2021 Plan decreased by 2,000,000 shares in connection with the Share Reserve Decrease and the board of directors approved the increase to the number of shares of Class A common stock available for issuance under the 2021 Partner Plan, which Share Reserve Increase is being presented for stockholder approval as Proposal No. 5. These changes are not reflected in the table above.



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2022 for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person or group known by us to be the beneficial owner of more than 5% of our Class A or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 297,516,973 shares of our Class A common stock, 78,662,622 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of March 31, 2022. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2022 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 31, 2022, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o AppLovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Amount and nature of beneficial ownership				
	Class A shares		Class B shares		Percent of total voting power (%)
Name of beneficial owner	(#)	%	(#)	%	
Named executive officers and directors:					
Adam Foroughi[1]	—	—	27,936,907	35.5	29.9
Herald Chen[2]	50,000	*	4,646,459	5.7	4.8
Katie Jansen[3]	1,224,086	*	—	—	*
Basil Shikin[4]	2,387,434	*	—	—	*



| Name of beneficial owner | Amount and nature of beneficial ownership | | | | Percent of total voting power (%) |
	Class A shares (#)	%	Class B shares (#)	%	
Victoria Valenzuela[5]	715,255	*	—	—	*
Craig Billings[6]	34,152	*	—	—	*
Margaret Georgiadis[7]	209,600	*	—	—	*
Alyssa Harvey Dawson[8]	847	*	—	—	*
Edward Oberwager	—	—	—	—	--
Eduardo Vivas	10,882,701	3.7	—	—	*
Asha Sharma[9]	1,967	*	—	—	*
All current directors, named executive officers and executive officers as a group (11 persons)[10]	15,506,042	5.2	32,583,366	40.2	34.8
Shares subject to the Voting Agreement[11]	60,785,000	20.4	81,023,022	100	87.7
Greater than 5% stockholders					
KKR Denali Holdings L.P.[12]	60,735,000	20.4	38,905,489	49.5	44.8
Hontai App Fund Limited Partnership[13]	26,167,242	8.8	—	—	1.4
John Krystynak[14]	23,269,526	7.8	—	—	1.2
Andrew Karam[15]	21,216,235	7.1	—	—	1.1
The Vanguard Group[16]	15,530,682	5.2	—	—	*

*   Represents beneficial ownership or voting power of less than 1%.

1. Mr. Foroughi, Mr. Chen, and KKR Denali (collectively, with certain affiliates, the Voting Agreement Parties), have entered into the Voting Agreement, pursuant to which two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi) have the authority to direct the vote of all shares of Class B common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

2. Consists of (i) 50,000 shares of Class A common stock held by The Chen Family 2012 Irrevocable Trust, Herald Y. & Mei K. Chen as Trustees (The Chen Family Trust), for which Mr. Chen and his spouse serve as trustees, (ii) 1,956,059 shares of Class B common stock held by Mr. Chen, (iii) 330,000 shares of Class B common stock held by The Chen Family Trust, (iv) 60,399 shares of Class A common stock held by Mr. Chen (which may be exchanged at any time for shares of Class B common stock, and are reported in the table above as such, pursuant to the Equity Award Exchange Agreement), and (v) 2,300,001 shares of Class B common stock subject to stock options held by Mr. Chen that are exercisable within 60 days of March 31, 2022 (after giving effect to the Equity Award Exchange Agreement). The Voting Agreement Parties have entered into the Voting Agreement, pursuant to which two of the three Voting Agreement Parties (one of which must be Mr. Foroughi) have the authority to direct the vote and vote the shares of all Class B common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

3. Consists of (i) 1,143,000 shares of Class A common stock held by Ms. Jansen, (ii) 6,086 shares of Class A common stock held by The Jansen Family Trust, for which Ms. Jansen serves as trustee, and (iii) 75,000 shares of Class A common stock subject to stock options held by Ms. Jansen that are exercisable within 60 days of March 31, 2022.

4. Consists of (i) 2,064,535 shares of Class A common stock held by Mr. Shikin and (ii) 322,899 shares of Class A common stock subject to stock options held by Mr. Shikin that are exercisable within 60 days of March 31, 2022.



5. Consists of (i) 527,755 shares of Class A common stock held by Ms. Valenzuela and (ii) 187,500 shares of Class A common stock subject to stock options held by Ms. Valenzuela that are exercisable within 60 days of March 31, 2022.

6. Consists of (i) 7,400 shares of Class A common stock held by The CSB 2012 Living Trust, for which Mr. Billings serves as trustee, (ii) 5,550 shares of Class A common stock held by The CMB 2016 Trust, for which Mr. Billings' spouse serves as trustee, (iii) 202 shares of Class A common stock held by Mr. Billings' spouse, and (iv) 21,000 shares of Class A common stock subject to stock options held by Mr. Billings that are exercisable within 60 days of March 31, 2022.

7. Consists of (i) 24,600 shares of Class A common stock held by Ms. Georgiadis and (ii) 185,000 shares of Class A common stock held by Blue Sage Partners, LLC, for which Ms. Georgiadis and her spouse share voting and dispositive power.

8. Consists of (i) 282 shares of Class A common stock held by Ms. Harvey Dawson and (ii) 282 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2022.

9. Consists of (i) 984 shares of Class A common stock held by Ms. Sharma and (ii) 492 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2022.

10. Consists of (i) 14,898,095.249 shares of Class A common stock held by our executive officers and directors, (ii) 32,583,366 shares of Class B common stock held by our executive officers and directors (iii) 606,399 shares of Class A common stock subject to stock options held by our executive officers and directors that are exercisable within 60 days of March 31, 2022, (iv) (a) 60,399 shares of Class A common stock and (b) 2,300,001 shares of Class A common stock subject to stock options held by Mr. Chen that are exercisable within 60 days of March 31, 2022 (which may be exchanged for shares of Class B common stock, and are reported in the table above as such, pursuant to the Equity Award Exchange Agreement), and (v) 774 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2022.

11. Consists of (i) 50,000 shares of Class A common stock held by the Voting Agreement Parties, (ii) 69,128,455 shares of Class B common stock held by the Voting Agreement Parties, and (iii) (a) 60,399 shares of Class A common stock and (b) 2,300,001 shares of Class A common stock subject to stock options held by Mr. Chen that are exercisable within 60 days of March 31, 2022 (which may be exchanged for shares of Class B common stock, and are reported in the table above as such, pursuant to the Equity Award Exchange Agreement).

12. Based solely on a Schedule 13G filed with the SEC on February 10, 2022, consists of 99,640,489 shares of common stock, based on (i) 60,735,000 shares of Class A common stock and (ii) 38,905,489 shares of Class B common stock directly owned by KKR Denali. Each of KKR Denali Holdings GP LLC (as the general partner of KKR Denali); KKR Americas Fund XII L.P. (as the managing member of KKR Denali Holdings GP LLC); KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.); KKR Americas XII Limited (as general partner of KKR Associates Americas XII L.P.); KKR Group Partnership L.P. (as sole member of KKR Americas XII Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.); and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. The Voting Agreement Parties have entered into the Voting Agreement, pursuant to which two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi) have the authority to direct the vote and vote the shares of all Class B common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

13. Based solely on a Schedule 13G filed with the SEC on February 14, 2022, reporting shared voting power and shared dispositive power with respect to 26,167,242 shares of Class A common stock by Hontai App Fund Limited Partnership, Hontai Capital Cayman Inc., and Yunjoy Capital Cayman Inc. The address for each of Hontai App Fund Limited Partnership, Hontai Capital Cayman Inc., and Yunjoy Capital Cayman Inc. is c/o Maricorp Serviced Ltd., PO Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman, Cayman Islands.

14. Based solely on a Schedule 13G filed with the SEC on February 14, 2022, reporting sole voting power and sole dispositive power with respect to 23,269,526 shares of Class A common stock.

15. Based solely on a Schedule 13G filed with the SEC on February 14, 2022, reporting sole voting power and sole dispositive power with respect to 21,269,345 shares of Class A common stock.

16. Based solely on a Schedule 13G filed with the SEC on February 9, 2022, reporting shared voting power with respect to 4,450 shares of Class A common stock, sole dispositive power with respect to 15,516,343 shares of Class A common stock and shared dispositive power with respect to 14,339 shares of Class A common stock. The address for The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.



Certain Relationships, Related Party and Other Transactions

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, nominees for director, executive officers or beneficial holders of more than 5% of any class of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Investors' Rights Agreement

We are party to an Investor Rights Agreement, pursuant to which certain holders of our capital stock, including KKR Denali, Adam Foroughi and an entity affiliated with Mr. Foroughi, have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Mr. Oberwager, a member of our board of directors, is affiliated with KKR. Mr. Chen, our President and Chief Financial Officer and a member of our board of directors, and Ms. Sun, a former member of our board of directors, were previously affiliated with KKR. Mr. Chen is a limited partner in KKR Denali. Adam Foroughi, our CEO, Co-founder and Chairperson of our board, and an entity affiliated with him are parties to our Investors' Rights Agreement.

Director Nominations Agreement

We have entered into a Director Nominations Agreement with KKR Denali. The Director Nominations Agreement grants KKR Denali the right to nominate to our board of directors one designee as long as KKR Denali and its affiliates collectively beneficially own at least 25% of the shares of the Class B common stock that KKR Denali held immediately prior to our initial public offering. In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a KKR Denali director designee, KKR Denali shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new KKR Denali director designee. Edward Oberwager currently serves as the KKR Denali director designee.

Further, for so long as KKR Denali and its affiliates hold at least 5% of the outstanding shares of our common stock, one of the independent director candidates selected by the nominating and corporate governance committee for nomination to our board of directors shall be subject to the approval of KKR Denali prior to the nomination of such candidate for election by our stockholders.

Credit Facility

In August 2018, we entered into a credit agreement, which provided for term loans in an aggregate principal amount of $820.0 million and a revolving credit facility of $50.0 million. The credit agreement was amended to increase the principal amount of the term loan by an aggregate amount of $400.0 million on April 23, 2019 and amended again on April 27, 2020, May 6, 2020 and October 27, 2020. The credit agreement was further amended on February 12, 2021 to increase the senior secured term loan facility by $300.0 million to an aggregate principal amount of $1.82 billion, to add an additional $10.0 million in aggregate principal amount of revolving commitments, increasing the total



revolving commitments to $600.0 million, and to reduce the interest rate on the incremental term loans issued on May 6, 2020 to have the same interest rate as all other term loans. In October 2021, we further amended the credit agreement whereby certain additional lenders agreed to provide incremental loans in an aggregate amount of $1.5 billion.

KKR Capital Markets LLC, an affiliate of KKR, acted as joint lead arranger and joint bookrunner for the credit agreement. In 2021, we paid $2.3 million in fees to KKR Capital Markets LLC in connection with the credit agreement and $5.0 million in connection with the December 2021 secondary offering of our Class A common stock. KKR Corporate Lending (CA) LLC, an affiliate of KKR, has provided revolving credit commitments in the amount of $15.0 million under our revolving credit facility.

Promissory Notes

Former Promissory Notes with Executive Officers
The following table sets forth a summary of promissory notes that we have entered into with certain of our executive officers, in consideration of our advancing amounts to allow them to early exercise their stock options. On August 7, 2020, we amended the promissory notes with Herald Chen, Katie Jansen, and Basil Shikin to lower the interest rate on the outstanding balance of such notes to the then applicable IRS annual mid-term rate of 0.41%. These promissory notes previously had an interest rate of 2.59% (except with respect to our promissory note with Mr. Chen, which had an interest rate of 1.59%). Each of Messrs. Chen and Shikin and Mses. Jansen and Valenzuela repaid their notes in February 2021.

Borrower	Date	Principal Amount ($)	Interest Rate (%)
Herald Chen	11/22/2019	12,120,000	0.41
Katie Jansen	3/8/2019	503,000	0.41
	3/8/2019	673,600	0.41
	11/23/2020	1,464,000	0.39
Basil Shikin	3/8/2019	505,200	0.41
	3/8/2019	503,000	0.41
Victoria Valenzuela	7/6/2020	4,863,343	0.45

Promissory Note with Related Party
Additionally, on March 8, 2019, we entered into a promissory note with Rafael Vivas, the brother of Eduardo Vivas, a member of our board of directors, for the same purpose as the promissory notes described above, which was also amended on August 7, 2020 to lower the interest rate on the outstanding balance of such note to the then applicable IRS annual mid-term rate of 0.41%. This note previously had an interest rate of 2.59%. The note has a principal amount of $2,273,400 and remains outstanding.

Promissory Notes as Payment for Repurchases of Class A Common Stock
The following table sets forth a summary of promissory notes that we have entered into with certain of our directors and executive officers as payment for our repurchase of Class A common stock from the applicable directors and executive officers pursuant to certain stock repurchase agreements.



Seller	Date	Principal Amount ($)	Interest Rate (%)	Number of Repurchased Class A Common Stock
Eduardo Vivas	12/19/2019	1,212,000	2	300,000
Adam Foroughi	12/20/2019	9,999,000	2	2,475,000

Initial Public Offering Matters

At our request, the underwriters in connection with our initial public offering reserved up to 5% of the shares offered for sale at the initial public offering price through a directed share program available to directors, officers, certain employees, and their friends and family members, as well as certain of our partners and clients. Ms. Georgiadis purchased 3,600 shares and the spouse of Mr. Billings purchased 202 shares through the directed share program.

In connection with our initial public offering, we entered into exchange agreements with the Voting Agreement Parties, pursuant to which immediately following the effectiveness of our amended and restated certificate of incorporation, which occurred immediately prior to the completion of our initial public offering, all outstanding shares of our Class A common stock beneficially owned by the Voting Agreement Parties (after giving effect to the conversion of our capital stock into Class A common stock in connection with such offering) and certain related entities were automatically exchanged for an equivalent number of shares of our Class B common stock. In addition, pursuant to an Equity Award Exchange Agreement entered into between us and Herald Chen, Mr. Chen has a right (but not an obligation), to require us to exchange any shares of Class A common stock received upon the exercise of options to purchase shares of Class A common stock for an equivalent number of shares of Class B common stock. This Equity Award Exchange Agreement applies only to equity awards granted to Mr. Chen prior to the effectiveness of the filing of our amended and restated certificate of incorporation in connection with our initial public offering. The Equity Award Exchange Agreement covers options to purchase 2,300,001 shares of Class A common stock and 60,399 shares of Class A common stock held pursuant to an exercise of stock options.

Other Transactions

In February 2021, we repurchased 153,541 and 60,968 shares from Mr. Chen and Ms. Valenzuela for aggregate purchase prices of $12.3 million and $4.9 million, respectively.

Cookie Monster Capital, LLC ("Cookie Monster") is a mobile game developer owned by Eduardo Vivas, a member of our board of directors. We published an App developed by Cookie Monster under a game assignment and revenue share agreement entered in October 2020. In 2021, we made payments to Cookie Monster in the amount of $700,000.

KKR Capital Markets LLC, an affiliate of KKR, acted as an underwriter in connection with our initial public offering in April 2021 and received approximately $5.9 million in underwriting discounts and commissions in connection with such role. In addition, we engaged KKR Capital Markets LLC as an independent financial advisor as defined under FINRA Rule 5110(j)(9) in connection with the secondary offering of shares of our Class A common stock in December 2021, for which KKR Capital Markets LLC received $5.0 million in compensation.



Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between the Company and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our voting securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter provides that our audit committee shall review and approve all related party transactions.

Under this policy, our audit committee will review the material facts of all related party transactions and either approve, ratify or disapprove of the entry into the transaction. In determining whether to approve or ratify any such proposal, our audit committee will take into account, among other factors it deems appropriate, whether the transaction would affect the independence of any director, any conflict of interest with any of our executive officers, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party, and the extent of the related person's interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by our standard compensation and benefits policies, (ii) director compensation arrangements governed by our standard director compensation policies, (iii) transactions with another company at which a related person's only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% equity interest of that company, (iv) charitable contributions, grants, or endowments by us to a charitable organization, foundation, or university where the related person's only relationship is as an employee (other than an executive officer), or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts, (v) any transaction available to all U.S. employees generally, (vi) transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and (vii) other transactions where disclosure of such transaction would not be required pursuant to Item 404 of Regulation S-K. In addition to our policy, our audit committee charter provides that our audit committee shall review and oversee any related person transactions.



Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, we believe that during the fiscal year ended December 31, 2021, all executive officers, directors and greater than 10% stockholders complied with all applicable SEC filing requirements, except that one Form 4 report was filed late for Ms. Sun and Mr. Karam, in each case with respect to one transaction, and one Form 4 report was filed late for Mr. Shikin with respect to one transaction due to an administrative error.

Fiscal Year 2021 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2021 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at www.investors.applovin.com and are available from the SEC on its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to AppLovin Corporation, Attention: Corporate Secretary, 1100 Page Mill Road, Palo Alto, California 94304.

Summary of Amended 2021 Partner Studio Incentive Plan

Description of the 2021 Partner Plan

Our board of directors adopted and our stockholders approved our 2021 Partner Plan. Our 2021 Partner Plan became effective on April 13, 2021. Our 2021 Partner Plan provides for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights ("SARs"), performance units, and performance shares to individuals or entities engaged by us or a parent or subsidiary of ours to render bona fide services to the party engaging such individual or entity. As of April 1, 2022, approximately 0 individuals and 7 entities who provide services to us as Partners were considered eligible under the 2021 Partner Plan.

Below is a high level summary of the terms of the 2021 Partner Plan. This summary is qualified in its entirety by reference to the complete text of the 2021 Partner Plan, a copy of which is attached as Appendix A to this proxy statement.



Authorized Shares

There are currently 390,000 shares of our Class A common stock reserved for issuance under our 2021 Partner Plan. If our stockholders approve this proposal, an additional 2,000,000 shares of Class A common stock will become reserved for issuance pursuant to our 2021 Partner Plan.

If an award granted under the 2021 Partner Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs, performance units, or performance shares, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or SARs, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Partner Plan. With respect to SARs, only the net shares actually issued will cease to be available under the 2021 Partner Plan and all remaining shares under SARs will remain available for future grant or sale under the 2021 Partner Plan. Shares that have actually been issued under the 2021 Partner Plan under any award will not be returned to the 2021 Partner Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares, or performance units are repurchased or forfeited, such shares will become available for future grant under the 2021 Partner Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding and remittance obligations related to an award will become available for future grant or sale under the 2021 Partner Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Partner Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors may administer our 2021 Partner Plan. The compensation committee of our board of directors administers our 2021 Partner Plan. Subject to the provisions of our 2021 Partner Plan, the administrator has the power to administer our 2021 Partner Plan and make all determinations deemed necessary or advisable for administering the 2021 Partner Plan, including, but not limited to, the power to determine the fair market value of our Class A common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Partner Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Partner Plan and awards granted under it, prescribe, amend, and rescind rules, regulations, and sub-plans relating to our 2021 Partner Plan, and modify or amend each award, including, but not limited to, the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator's decisions, interpretations, and other actions are final and binding on all participants.

Stock Options

Stock options may be granted under our 2021 Partner Plan. The exercise price of options granted under our 2021 Partner Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The administrator will determine the term of each option. The administrator will determine the methods of payment of the



exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of participant, it, he or she may exercise its, his or her option for the period of time stated in its, his or her option agreement. In the absence of a specified time in an award agreement, the option will remain exercisable three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Partner Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

SARs may be granted under our 2021 Partner Plan. SARs allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. SARs may not have a term exceeding ten years. After the termination of service of a participant, it, he or she may exercise its, his or her stock appreciation right for the period of time stated in its, his or her SARs agreement. In the absence of a specified time in an award agreement, the SARs will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Partner Plan, the administrator determines the other terms of SARs, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2021 Partner Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any eligible individual or entity and, subject to the provisions of our 2021 Partner Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under our 2021 Partner Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2021 Partner Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares of our Class A common stock, or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied. Participants will have no voting rights with respect to RSUs until the date shares are issued with respect to such RSUs. The administrator may provide that a participant is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable RSUs are settled or forfeited in accordance with our 2021 Partner Plan.



Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2021 Partner Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof. Participants will have no voting rights with respect to performance units and/or performance shares until the date shares are issued with respect to such performance units and/or performance shares. The administrator may provide that a participation is entitled to receive dividend equivalents with respect to the payment of cash dividends on shares having a record date prior to the date on which the applicable performance shares are settled or forfeited in accordance with our 2021 Partner Plan.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2021 Partner Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during its, his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Partner Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Partner Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Partner Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2021 Partner Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2021 Partner Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant's awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in



whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated by us without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) with respect only to an award (or portion thereof) that is unvested as of immediately prior to the effective time of the merger or change in control, the termination of the award immediately prior to the effective time of the merger or change in control with such payment to the participant (including no payment) as the administrator determines in its discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all participants, awards, all awards a participant holds, or all awards of the same type, similarly in the transaction.

In the event an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right, as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right, as applicable, will terminate upon the expiration of such period.

Clawback

Awards are subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant's rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, suspend, or terminate our 2021 Partner Plan provided such action does not impair the existing rights of any participant. Our 2021 Partner Plan will continue in effect until terminated by the administrator.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2021 Partner Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant's death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Stock Options

No taxable income is reportable when a nonstatutory stock option with a per share exercise price at least equal to the fair market value of a share of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the exercised shares subject to the option. Any taxable



income recognized in connection with an option exercise by an employee of the company is subject to tax withholding by us. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss to the participant.

Stock Appreciation Rights

No taxable income is reportable when a stock appreciation right with a per share exercise price equal to at least the fair market value of a share of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any taxable income recognized in connection with the exercise of a stock appreciation right by an employee of the company is subject to tax withholding by us. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss to the participant.

Restricted Stock

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect pursuant to Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units

There are no immediate tax consequences of receiving an award of RSUs. A participant who is awarded RSUs generally will be required to recognize ordinary income in an amount equal to the fair market value of the shares issued to and/or the cash received by such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Medicare Surtax

A participant's annual "net investment income," as defined in Section 1411 of the Code may be subject to a 3.8% federal surtax (generally referred to as the "Medicare Surtax"). Net investment income may include capital gain and/or loss arising from the disposition of shares subject to a participant's awards under the 2021 Partner Plan. Whether a participant's net investment income will be subject to the Medicare Surtax will depend on the participant's level of annual income and other factors.

Section 409A

Section 409A of the Code ("Code Section 409A") provides certain requirements for nonqualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Partner Plan with a deferral feature will be subject to the requirements of Code Section 409A. Code Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). For certain individuals who are officers, subject to certain exceptions, Code Section 409A



requires that distributions in connection with the officer's separation from service commence no earlier than 6 months after such officer's separation from service.

If an award granted under the 2021 Partner Plan is subject to and fails to satisfy the requirements of Code Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Code Section 409A fails to comply with Code Section 409A's provisions, Code Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states, such as California, have enacted laws similar to Code Section 409A which impose additional taxes, interest and penalties on nonqualified deferred compensation arrangements. The company will also have withholding and reporting requirements with respect to such amounts. In no event will the company or any of its parents or subsidiaries have any responsibility, obligation, or liability under the terms of the 2021 Partner Plan to reimburse, indemnify, or hold harmless a participant or any other person in respect of awards for any taxes, interest or penalties imposed, or other costs incurred, as a result of Code Section 409A.

Tax Effect for the Company

We generally will be entitled to a tax deduction in connection with an award under the 2021 Partner Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option).

Plan Benefits

All awards under the 2021 Partner Plan are made at the discretion of the administrator. Therefore, the benefits and amounts that will be received or allocated under the 2021 Partner Plan are not determinable at this time. However, we do not expect that our executive officers and non-employee directors will receive awards under the 2021 Partner Plan. We intend to conduct the offer, sale, and issuance of the securities under the 2021 Partner Plan in a manner exempt from registration under the Securities Act, by virtue of Section 4(a)(2) of the Act and Regulation S promulgated under the Act, because the issuance of securities to the recipients will not involve a public offering. The recipients of the securities will represent their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends will be placed upon the stock certificates issued in the transaction. All recipients will have adequate access, through their relationships with us or otherwise, to information about us. The issuance of these securities will be made without any general solicitation or advertising.

As of April 1, 2022, awards covering 484,878 shares of our Class A common stock have been granted under the 2021 Partner Plan. No awards covering shares of our Class A common stock were made under our 2021 Partner Plan to our executive officers or directors, or their respective associates, or any employees during 2021.

Name of Individual or Group	Number of Class A Shares Subject to RSUs Granted in 2021	Aggregate Grant Date Fair Value of RSUs($)[1]
All non-employee service providers as a group	359,623	$20,566,839.37

1. Amounts shown do not reflect compensation actually received, and there can be no assurance that these amounts will ever be realized. Instead, the amount shown is the grant date fair value of the awards granted in fiscal 2021 computed in accordance with ASC Topic 718 — Compensation — Stock Compensation ("ASC Topic 718"), disregarding forfeiture assumptions.



The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

Palo Alto, California

April 27, 2022



Appendix A

AMENDED & RESTATED

APPLOVIN CORPORATION

2021 PARTNER STUDIO INCENTIVE PLAN

(Approved February 14, 2022 subject to shareholder approval)

1.　　　Purposes of the Plan. The purposes of this Plan are:

- to attract and retain the best available Service Providers,

- to provide additional incentive to Service Providers, and

- to promote the success of the Company's business.

The Plan permits the grant of Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2.　　　Definitions. As used herein, the following definitions will apply:

(a)　　"Administrator" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b)　　"Applicable Laws" means the legal and regulatory requirements relating to the administration of equity-based awards, including without limitation the related issuance of shares of Common Stock, including without limitation under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)　　"Award" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

(d)　　"Award Agreement" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e)　　"Board" means the Board of Directors of the Company.



(f)   "<u>Change in Control</u>" means the occurrence of any of the following events:

(i)   *Change in Ownership of the Company.* A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, none of the following will be considered a Change in Control:

(1)   The acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company;

(2)   the acquisition of additional securities of the Company or voting power with respect to the stock of the Company by any or some combination of the Voting Parties and/or their Permitted Entities (each as defined in the Company's certificate of incorporation, as it may be amended from time to time (the "<u>COI</u>"));

(3)   the acquisition of additional stock by the Executives and/or their Permitted Entities (each as defined in the COI);

(4)   the entry into, amendment, termination or operation of the "Voting Agreement" (as defined in the COI) or any other voting arrangement or agreement or proxy (in each case with respect to the stock of the Company) by any or some combination of the Voting Parties together with one or more other stockholders, if any, provided that the Board has approved or ratified, for purposes of this subsection, the inclusion or addition of such other stockholder;

(5)   any change in the Voting Parties' ownership of the stock of the Company resulting from a repurchase, redemption, retirement or other similar acquisition of stock of the Company by the Company;

(6)   any change in voting power as a result of a Permitted Transfer (as defined in the COI); and

(7)   any change in the Voting Parties' voting power of the stock of the Company resulting from a conversion of shares of stock of the Company reducing the number of shares or votes outstanding.

For the avoidance of doubt, no acquisition or disposition of Class B Common Stock by the Voting Parties or change in the total voting power of the stock of the Company as a result of (x) the conversion of any shares of stock of the Company into shares of Class B Common Stock, (y) the conversion of any shares of Class B Common Stock into shares of any other class of stock of the Company, or (z) any change in the voting power of the Class B Common Stock will constitute a Change in Control.

Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the



ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (i). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities.

(ii)   *Change in Effective Control of the Company.* A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; provided that if any Person or any or some combination of the Voting Parties exercises more than 50% of the total voting power of the stock of the Company, the election of Directors by such party or parties will not be considered a Change in Control. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control.

(iii)   *Change in Ownership of a Substantial Portion of the Company's Assets.* A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets:

(1)   a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or

(2)   a transfer of assets by the Company to:

(A)   a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock,

(B)   an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company,

(C)   a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or

(D)   an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(2).

For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.



For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a "change in control event" within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g)   "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

(h)   "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i)   "Common Stock" means the Class A common stock of the Company.

(j)   "Company" means AppLovin Corporation, a Delaware corporation, or any successor thereto.

(k)   "Director" means a member of the Board.

(l)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m)   "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is increased or reduced. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(n)   "Fair Market Value" means, as of any date, the value of a Share determined as follows:

(i)   f the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;



(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(iii)   For purposes of any Awards granted on the Registration Date, the Fair Market Value will be the initial price to the public as set forth in the final prospectus included within the registration statement on Form S-1 filed with the Securities and Exchange Commission for the initial public offering of the Common Stock; or

(iv)   n the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator's discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(o)   "Fiscal Year" means the fiscal year of the Company.

(p)   "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(q)   "Option" means a stock option granted pursuant to the Plan.

(r)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Code Section 424(e).

(s)   "Participant" means the holder of an outstanding Award.

(t)   "Partner" means any individual or entity engaged by the Company or a Parent or Subsidiary of the Company to render bona fide services to the party engaging such individual or entity.

(u)   "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(v)   "Performance Unit" means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(w)   "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture.



Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(x) "Plan" means this AppLovin Corporation 2021 Partner Studio Incentive Plan.

(y) "Registration Date" means the effective date of the first registration statement that is filed by the Company and declared effective pursuant to Section 12(b) of the Exchange Act, with respect to any class of the Company's securities.

(z) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(aa) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(bb) "Section 409A" means Section 409A of the Code, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time, or any state law equivalent.

(cc) "Securities Act" means the Securities Act of 1933, as amended.

(dd) "Service Provider" means a Partner.

(ee) "Share" means a share of the Class A Common Stock, as adjusted in accordance with Section 12 of the Plan.

(ff) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(gg) "Subsidiary" means a "subsidiary corporation," whether now or hereafter exist-ing, as defined in Code Section 424(f).

(hh) "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 2,390,000 Shares. In addition, Shares may become available for issuance under the Plan pursuant to Section and 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock.

(b) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units,



Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares), which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares issued) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, the cash payment will not result in reducing the number of Shares available for issuance under the Plan.

(c)   Share Reserve. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.   Administration of the Plan.

(a)   Procedure.

(i)   Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)   Other Administration. The Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion, to:

(i)   determine the Fair Market Value;

(ii)   select the Service Providers to whom Awards may be granted hereunder;

(iii)   determine the number of Shares to be covered by each Award granted hereunder;

(iv)   approve forms of Award Agreement for use under the Plan;

(v)   determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;



(vi)   institute and determine the terms and conditions of an Exchange Program;

(vii)   prescribe, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations and sub-plans for the purposes of facilitating compliance with foreign laws, easing the administration of the Plan and/or taking advantage of tax-favorable treatment for Awards granted to Service Providers outside the U.S., in each case as the Administrator may deem necessary or advisable;

(viii)   construe and interpret the terms of the Plan and Awards granted under the Plan;

(ix)   modify or amend each Award (subject to Section 17(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards; provided, however, that in no event will the term of an Option or Stock Appreciation Right be extended beyond its original maximum term;

(x)   allow Participants to satisfy tax withholding obligations in a manner prescribed in Section 13 of the Plan;

(xi)   authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xii)   temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

(xiii)   allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

(xiv)   make all other determinations deemed necessary or advisable for administering the Plan.

(c)   <u>Effect of Administrator's Decision</u>. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5.   <u>Eligibility</u>. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers.

6.   <u>Stock Options</u>.

(a)   <u>Grant of Options</u>. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   <u>Stock Option Agreement</u>. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.



(c)   Term of Option. The term of each Option will be stated in the Award Agreement.

(d)   Option Exercise Price and Consideration.

(i)   Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)   The per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)   Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)   Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment.

(e)   Exercise of Option.

(i)   Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.



(ii)   Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

7.   Restricted Stock.

(a)   Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)   Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c)   Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d)   Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)   Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)   Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)   Dividends and Other Distributions. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.



(h)   Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8.   Restricted Stock Units.

(a)   Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b)   Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(c)   Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)   Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(e)   Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9.   Stock Appreciation Rights.

(a)   Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)   Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)   Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.



(d)   Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(e)   Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(c) relating to the maximum term and Section 6(e) relating to exercise also will apply to Stock Appreciation Rights.

(f)   Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i)   The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii)   The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10.   Performance Units and Performance Shares.

(a)   Grant of Performance Units/Shares. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b)   Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c)   Performance Objectives and Other Terms. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "Performance Period." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d)   Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the



corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) <u>Form and Timing of Payment of Performance Units/Shares</u>. Payment of earned Performance Units/ Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) <u>Cancellation of Performance Units/Shares</u>. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. <u>Transferability of Awards</u>. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

12. <u>Adjustments; Dissolution or Liquidation; Merger or Change in Control</u>.

(a) <u>Adjustments</u>. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b) <u>Dissolution or Liquidation</u>. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) <u>Merger or Change in Control</u>. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that (i) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a Participant, that the Participant's Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate



upon or immediately prior to the effectiveness of such merger or Change in Control; (iv) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment), or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 12(c), the Administrator will not be obligated to treat all Participants, all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly in the transaction.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this subsection (c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this subsection (c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor



corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this subsection (c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

13.   Tax.

(a)   Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholding obligations are due, the Company (or any of its Subsidiaries, Parents or affiliates retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy U.S. federal, state, and local, non-U.S., and other taxes (including the Participant's FICA or other social insurance contribution obligation) required to be withheld with respect to such Award (or exercise thereof).

(b)   Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount (including up to a maximum statutory amount) as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a fair market value equal to the statutory amount required to be withheld or such greater amount (including up to a maximum statutory amount) as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, or (iv) any other method of withholding determined by the Administrator and, to the extent required by Applicable Laws or the Plan, approved by the Board or the Committee. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the amount of taxes to be withheld is calculated.

(c)   Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the



extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

14.   No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

15.   Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

16.   Term of Plan. Subject to Section 20 of the Plan, the Plan will become effective upon the later to occur of (i) its adoption by the Board or (ii) the business day immediately prior to the Registration Date. It will continue in effect until terminated under Section 17.

17.   Amendment and Termination of the Plan.

      (a)   Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

      (b)   Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

      (c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

18.   Conditions Upon Issuance of Shares.

      (a)   Legal Compliance. Shares will not be issued pursuant to the exercise or vesting of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

      (b)   Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.



19.   <u>Inability to Obtain Authority</u>. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

20.   <u>Stockholder Approval</u>. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

21.   <u>Forfeiture Events</u>. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award will be subject to the Company's clawback policy as may be established and/or amended from time to time to comply with Applicable Laws (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "<u>Clawback Policy</u>"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this Section 21 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.



APPLOVIN CORPORATION

2021 PARTNER STUDIO INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT

<u>NOTICE OF RESTRICTED STOCK UNIT GRANT</u>

Unless otherwise defined herein, the terms defined in the AppLovin Corporation 2021 Partner Studio Incentive Plan (the "<u>Plan</u>") will have the same defined meanings in this Restricted Stock Unit Agreement which includes the Notice of Restricted Stock Unit Grant (the "<u>Notice of Grant</u>"), the Terms and Conditions of Restricted Stock Unit Grant, attached hereto as <u>Exhibit A</u>, the Country Addendum attached hereto as <u>Exhibit B</u>, and all other exhibits, appendices, and addenda attached hereto (the "<u>Award Agreement</u>").

Participant Name: _____

Address: _____

The undersigned Participant has been granted the right to receive an Award of Restricted Stock Units, subject to the terms and conditions of the Plan and this Award Agreement, as follows:

Grant Number: _____

Date of Grant: _____

Vesting Commencement Date: _____

Total Number of Shares Subject to
Restricted Stock Units: _____

<u>Vesting Schedule</u>:

Subject to any acceleration provisions contained in the Plan, set forth in a separate policy or agreement between Participant and the Company, or set forth below, the Restricted Stock Units will be scheduled to vest in accordance with the following schedule:

[*Insert Vesting Schedule*]

For purposes of this Award Agreement, a "Quarterly Vesting Date" is February 20, May 20, August 20 and November 20 of a given year, provided that if the applicable date is a weekend or a holiday, then the applicable Quarterly Vesting Date will be the first business day thereafter.

In the event of cessation of Participant's status as a Service Provider for any or no reason before Participant vests in the Restricted Stock Units, the Restricted Stock Units and Participant's right to acquire any Shares hereunder



will terminate immediately, unless specifically provided otherwise in this Award Agreement or other written agreement between Participant and the Company or any of its Subsidiaries or Parents, as applicable.

By Participant's signature and the signature of the representative of AppLovin Corporation (the "Company") below, Participant and the Company agree that this Award of Restricted Stock Units is granted under and governed by the terms and conditions of the Plan and this Award Agreement, including the Terms and Conditions of Restricted Stock Unit Grant, attached hereto as Exhibit A, the Country Addendum attached hereto as Exhibit B, and all other exhibits, appendices and addenda attached hereto, all of which are made a part of this document. Participant acknowledges receipt of a copy of the Plan. Participant has reviewed the Plan and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award Agreement and fully understands all provisions of the Plan and this Award Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and Award Agreement. Participant further agrees to notify the Company upon any change in its address indicated below.

PARTICIPANT

APPLOVIN CORPORATION

_____
Signature

_____
Signature

_____
Print Name

_____
Print Name

Address:

_____
Title



EXHIBIT A

TERMS AND CONDITIONS OF RESTRICTED STOCK UNIT GRANT

1.   Grant of Restricted Stock Units. The Company hereby grants to the participant ("Participant") named in the Notice of Grant of Restricted Stock Units of this Award Agreement (the "Notice of Grant") under the Plan an Award of Restricted Stock Units, and subject to the terms and conditions of this Award Agreement and the Plan, which is incorporated herein by reference. Subject to Section 17(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and this Award Agreement, the terms and conditions of the Plan shall prevail.

2.   Company's Obligation to Pay. Each Restricted Stock Unit represents the right to receive a Share, on the timing specified in Section 4. Unless and until the Restricted Stock Units will have vested in the manner set forth in Section 3 or 4, Participant will have no right to payment of any such Restricted Stock Units. Prior to actual payment of any vested Restricted Stock Units, such Restricted Stock Unit will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3.   Vesting Schedule. Except as provided in Section 4, and subject to Section 5, the Restricted Stock Units awarded by this Award Agreement will vest in accordance with the vesting provisions set forth in the Notice of Grant, subject to Participant continuing to be a Service Provider through each applicable vesting date.

4.   Payment after Vesting.

(a)   General Rule. Subject to Section 6, any Restricted Stock Units that vest will be paid to Participant in whole Shares. Subject to the provisions of Section 4(b), such vested Restricted Stock Units shall be paid in whole Shares as soon as practicable after vesting, but in each such case within sixty (60) days following the vesting date. In no event will Participant be permitted, directly or indirectly, to specify the taxable year of payment of any Restricted Stock Units payable under this Award Agreement.

(b)   Acceleration. The Administrator, in its discretion, may accelerate the vesting of the balance, or some lesser portion of the balance, of the unvested Restricted Stock Units at any time, subject to the terms of the Plan. If so accelerated, such Restricted Stock Units will be considered as having vested as of the date specified by the Administrator.

5.   Forfeiture Upon Termination as a Service Provider. Unless specifically provided otherwise in this Award Agreement or other written agreement between Participant and the Company or any of its Subsidiaries or Parents, as applicable, if Participant ceases to be a Service Provider for any or no reason, the then-unvested Restricted Stock Units awarded by this Award Agreement will thereupon be forfeited at no cost to the Company and Participant will have no further rights thereunder.

6.   Tax Consequences. Participant has reviewed with its, his or her own tax advisors the U.S. federal, state, local and non-U.S. tax consequences of this investment and the transactions contemplated by this Award Agreement. With respect to such matters, Participant relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Participant understands that Participant (and not the Company) shall be solely responsible for Participant's own tax liability that may arise as a result of this investment



or the transactions contemplated by this Award Agreement. In no event will the Company or any of its Parent or Subsidiaries have any liability or obligation to reimburse, indemnify, or hold harmless Participant for any taxes, penalties and interest that may be imposed, or other costs that may be incurred, as a result of participating in the Plan; and Participant will reimburse, indemnify, or hold harmless the Company for any taxes, penalties and interest that may be imposed, or other costs that may be incurred, as a result of Participant's participation in the Plan.

7.   <u>Rights as Stockholder</u>. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares (which may be in book entry form) will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

8.   <u>No Registration</u>. Participant understands that any Shares issued hereunder will not be registered under the Securities Act, but rather will be issued pursuant to specific exemptions from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Participant's representations set forth in this Section 8. By accepting this Award, Participant acknowledges as follows with respect to any Shares issued hereunder:

(a)   Participant is not a natural person resident in the United States, a partnership or corporation organized under the laws of the United States or otherwise a "U.S. Person" (as defined under Regulation S) or acting for the benefit or account of a U.S. Person;

(b)   Participant understands that the Shares have not been not been registered under the Securities Act;

(c)   Participant agrees (a) to resell the Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to another available exemption from registration (the availability of such exemption being reflected by an opinion of counsel acceptable to the Company), and (b) not to engage in hedging transactions with regard to such securities unless in compliance with the Securities Act (including Regulation S thereunder);

(d)   Participant understands that a legend will be placed on all certificates evidencing the Shares reflecting the restrictions upon transfer set forth in paragraph (c) above, and that the Company is required to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration; and

(e)   Participant agrees not to offer or sell the Shares to any U.S. Person, or for the account or benefit of a U.S. Person prior to the expiration of the one year anniversary (or the six-month anniversary if the Company is a "reporting issuer," as defined in Rule 902 under the Securities Act) of the date on which the Shares underlying the Option were issued by the Company pursuant to the Agreement, unless the Shares are sold in a transaction exempt from the registration requirements of the Securities Act or pursuant to a registration statement effective under the Securities Act.



9.   No Guarantee of Continued Service. PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF THE RESTRICTED STOCK UNITS PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER, WHICH UNLESS PROVIDED OTHERWISE UNDER APPLICABLE LAW IS AT THE WILL OF THE APPLICABLE SERVICE RECIPIENT AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS RESTRICTED STOCK UNIT AWARD OR ACQUIRING SHARES HEREUNDER. PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THIS AWARD AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH PARTICIPANT'S RIGHT OR THE RIGHT OF ANY SERVICE RECIPIENT TO TERMINATE PARTICIPANT'S RELATIONSHIP AS A SERVICE PROVIDER, SUBJECT TO APPLICABLE LAW, WHICH TERMINATION, UNLESS PROVIDED OTHERWISE UNDER APPLICABLE LAW, MAY BE AT ANY TIME, WITH OR WITHOUT CAUSE.

10.   Grant is Not Transferable. This grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

11.   No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant's participation in the Plan, or Participant's acquisition or sale of the Shares underlying the Restricted Stock Units. Participant is hereby advised to consult with its own personal tax, legal and financial advisors regarding its participation in the Plan before taking any action related to the Plan.

12.   Address for Notices. Any notice to be given to the Company under the terms of this Award Agreement will be addressed to the Company at AppLovin Corporation, 1100 Page Mill Road Palo Alto, California 94304, or at such other address as the Company may hereafter designate in writing.

13.   Electronic Delivery and Acceptance. The Company may, in its sole discretion, decide to deliver any documents related to the Restricted Stock Units awarded under the Plan or future Restricted Stock Units that may be awarded under the Plan by electronic means or require Participant to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or a third party designated by the Company.

14.   No Waiver. Either party's failure to enforce any provision or provisions of this Award Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party from thereafter enforcing each and every other provision of this Award Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

15.   Successors and Assigns. The Company may assign any of its rights under this Award Agreement to single or multiple assignees, and this Award Agreement shall inure to the benefit of the successors and assigns of the



Company. Subject to the restrictions on transfer herein set forth, this Award Agreement shall be binding upon Participant and its heirs, executors, administrators, successors and assigns. The rights and obligations of Participant under this Award Agreement may be assigned only with the prior written consent of the Company.

16.   Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration, qualification or rule compliance of the Shares upon any securities exchange or under any state, federal or non-U.S. law, the tax code and related regulations or under the rulings or regulations of the United States Securities and Exchange Commission or any other governmental regulatory body or the clearance, consent or approval of the United States Securities and Exchange Commission or any other governmental regulatory authority is necessary or desirable as a condition to the issuance of Shares to Participant hereunder, such issuance will not occur unless and until such listing, registration, qualification, rule compliance, clearance, consent or approval will have been completed, effected or obtained free of any conditions not acceptable to the Company. Subject to the terms of the Award Agreement and the Plan, the Company shall not be required to issue any certificate or certificates for (or make any entry on the books of the Company or of a duly authorized transfer agent of the Company of) the Shares hereunder prior to the lapse of such reasonable period of time following the date of vesting of the Restricted Stock Units as the Administrator may establish from time to time for reasons of administrative convenience.

17.   Interpretation. The Administrator will have the power to interpret the Plan and this Award Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Stock Units have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Participant, the Company and all other interested persons. Neither the Administrator nor any person acting on behalf of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.

18.   Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Award Agreement.

19.   Amendment, Suspension or Termination of the Plan. By accepting this Award, Participant expressly warrants that it has received an Award of Restricted Stock Units under the Plan, and has received, read and understood a description of the Plan. Participant understands that the Plan is discretionary in nature and may be amended, suspended or terminated by the Administrator at any time.

20.   Modifications to the Award Agreement. This Award Agreement constitutes the entire understanding of the parties on the subjects covered. Participant expressly warrants that it is not accepting this Award Agreement in reliance on any promises, representations, or inducements other than those contained herein. Modifications to this Award Agreement or the Plan can be made only in an express written contract executed by a duly authorized officer of the Company.

21.   Governing Law; Venue; Severability. This Award Agreement and the Restricted Stock Units are governed by the internal substantive laws, but not the choice of law rules, of California. For purposes of litigating any dispute that arises under these Restricted Stock Units or this Award Agreement, the parties hereby submit to and consent to the jurisdiction of the State of California, and agree that such litigation will be conducted in the courts of Santa Clara County, California, or the United States federal courts for the Northern District of California, and no other courts, where this Award Agreement is made and/or to be performed. In the event that any provision hereof



becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Award Agreement shall continue in full force and effect.

22.   Entire Agreement. The Plan is incorporated herein by this reference. The Plan and this Award Agreement (including the appendices and exhibits referenced herein) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and Participant.

23.   Country Addendum. Notwithstanding any provisions in this Award Agreement, the Restricted Stock Unit grant shall be subject to any special terms and conditions set forth in an appendix (if any) to this Award Agreement for any country whose laws are applicable to Participant and this Award of Restricted Stock Units (as determined by the Administrator in its sole discretion) (the "Country Addendum").   The Country Addendum constitutes part of this Award Agreement.

24.   Insider Trading/Market Abuse Laws. Participant acknowledges that it may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions including, but not limited to, the United States and Participant's country, which may affect Participant's ability to acquire or sell Shares or rights to Shares (e.g., Restricted Stock Units) under the Plan during such time as Participant is considered to have "inside information" regarding the Company (as defined by the laws in the applicable jurisdictions). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders Participant placed before Participant possessed inside information. Furthermore, Participant could be prohibited from (i) disclosing the inside information to any third party and (ii) "tipping" third parties or causing them otherwise to buy or sell securities. Participant should keep in mind third parties includes its employees. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable insider trading policy of the Company. Participant is responsible for ensuring compliance with any applicable restrictions and should consult with its personal legal advisor on this matter.

EXHIBIT B

COUNTRY ADDENDUM

Terms and Conditions

This Country Addendum includes additional terms and conditions that govern the Restricted Stock Units granted to Participant under the Plan if Participant is located in one of the countries listed below.

Certain capitalized terms used but not defined in this Country Addendum shall have the meanings set forth in the Plan and/or the Award Agreement to which this Country Addendum is attached.

Notifications

This Country Addendum also includes notifications relating to exchange control and other issues of which Participant should be aware with respect to its participation in the Plan. The information is based on the exchange control, securities and other laws in effect in the countries listed in this Country Addendum, as of February 2022. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the notifications herein as the only source of information relating to the consequences of its participation in the Plan



because the information may be outdated when Participant vests in the Restricted Stock Units and acquires Shares, or when Participant subsequently sells Shares acquired under the Plan.

In addition, the notifications are general in nature and may not apply to Participant's particular situation and the Company is not in a position to assure Participant of any particular result. Accordingly, Participant is advised to seek appropriate professional advice as to how the relevant laws in Participant's country may apply to Participant's situation.

Participant acknowledges that Participant has been advised to seek appropriate professional advice as to how the relevant exchange control and tax laws in Participant's country may apply to its individual situation.

I.   GLOBAL PROVISIONS APPLICABLE TO PARTICIPANTS IN ALL COUNTRIES OTHER THAN THE UNITED STATES

1.   <u>Foreign Exchange Considerations</u>. Participant acknowledges, understands, and agrees that neither the Company nor any Parent, Subsidiary or Service Recipient shall be liable for any foreign exchange rate fluctuation between Participant's local currency and the U.S. dollar that may affect the value of the Restricted Stock Units, or of any amounts due to Participant under the Plan or as a result of vesting in its Restricted Stock Units and/or the subsequent sale of any Shares acquired under the Plan. Participant agrees and acknowledges that it will bear any and all risk associated with the exchange or fluctuation of currency associated with its participation in the Plan. Participant acknowledges and agrees that Participant may be responsible for reporting inbound transactions or fund transfers that exceed a certain amount. Participant is advised to seek appropriate professional advice as to how the exchange control regulations apply to its Restricted Stock Units and Participant's specific situation and understands that the relevant laws and regulations can change frequently and occasionally on a retroactive basis.

2.   <u>Language</u>. If Participant has received this Award Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

II.   GLOBAL PROVISIONS APPLICABLE TO PARTICIPANTS IN ALL COUNTRIES OTHER THAN THE UNITED STATES

Cayman Islands

Participant agrees that it bears the sole responsibility for obtaining and maintaining any applicable tax and/or regulatory approvals, registrations, filings or other requirements that may apply in connection with the Restricted Stock Units in the Cayman Islands, and that the Company has no responsibility in connection with any such obligations or requirements in the Cayman Islands.

China

Participant agrees that it bears the sole responsibility for obtaining and maintaining any applicable tax and/or regulatory approvals, registrations, filings or other requirements that may apply in connection with the Restricted Stock Units in China (including but not limited to the outbound direct investment approvals and filings), and that the



Company has no responsibility in connection with any such obligations or requirements in China. Notwithstanding to anything to the contrary herein, Participant further understands and agrees that the Restricted Stock Units may not vest unless and until the applicable tax and/or regulatory approvals, registrations, filings or other requirements that may apply in connection with the Restricted Stock Units in China are obtained by Participant.

Cyprus

Participant agrees that it bears the sole responsibility for obtaining and maintaining any applicable tax and/or regulatory approvals, registrations, filings or other requirements that may apply in connection with the Restricted Stock Units in Cyprus, and that the Company has no responsibility in connection with any such obligations or requirements in Cyprus.

British Virgin Islands

Participant agrees that it bears the sole responsibility for obtaining and maintaining any applicable tax and/or regulatory approvals, registrations, filings or other requirements that may apply in connection with the Restricted Stock Units in the British Virgin Islands, and that the Company has no responsibility in connection with any such obligations or requirements in the British Virgin Islands.

Malta

Participant agrees that it bears the sole responsibility for obtaining and maintaining any applicable tax and/or regulatory approvals, registrations, filings or other requirements that may apply in connection with the Restricted Stock Units in Malta, and that the Company has no responsibility in connection with any such obligations or requirements in Malta.



applovin.com





APPLOVIN CORPORATION
1100 PAGE MILL ROAD
PALO ALTO, CA 94304

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 06/07/2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During the Meeting - Go to **www.virtualshareholdermeeting.com/APP2022**
You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 06/07/2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	**For**	**Against**	**Abstain**
1a. ADAM FOROUGHI	☐	☐	☐
1b. HERALD CHEN	☐	☐	☐
1c. CRAIG BILLINGS	☐	☐	☐
1d. MARGARET GEORGIADIS	☐	☐	☐
1e. ALYSSA HARVEY DAWSON	☐	☐	☐
1f. EDWARD OBERWAGER	☐	☐	☐
1g. ASHA SHARMA	☐	☐	☐
1h. EDUARDO VIVAS	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

	For	**Against**	**Abstain**
2. Ratification of the Audit Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022.	☐	☐	☐
3. Approval, on an advisory basis, the compensation of our named executive officers.	☐	☐	☐

The Board of Directors recommends you vote 1 YEAR on the following proposal:

	1 year	**2 years**	**3 years**	**Abstain**
4. To recommend, on an advisory basis, the frequency of future stockholder advisory votes on the compensation of our named executive officers.	☐	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

	For	**Against**	**Abstain**
5. Approval of the amendment of our 2021 Partner Studio Incentive Plan to increase the number of shares of our Class A common stock authorized for issuance thereunder.	☐	☐	☐

NOTE: In their discretion, the proxies are authorized to vote on such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000559236_1 R1.0.0.24

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com

APPLOVIN CORPORATION
Annual Meeting of Stockholders
June 8, 2022 10:00 AM PST
This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) Adam Foroughi, Herald Chen, and Victoria Valenzuela, or each of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of APPLOVIN CORPORATION that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 10:00 AM, PST on June 8, 2022, at the Virtual Shareholder Meeting, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

0000559236_2 R1.0.0.24

Continued and to be signed on reverse side

Your **Vote** Counts!

APPLOVIN CORPORATION

2022 Annual Meeting

Vote by June 07, 2022

11:59 PM ET

APPLOVIN CORPORATION
1100 PAGE MILL ROAD
PALO ALTO, CA 94304



You invested in APPLOVIN CORPORATION and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on June 08, 2022.**

Get informed before you vote

View the Notice & Proxy Statement, Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 25, 2022. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

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Control #

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Point your camera here and vote without entering a control number



 **Vote Virtually at the Meeting***

June 08, 2022
10:00 AM PST

Virtual Shareholder Meeting
www.virtualshareholdermeeting.com/APP2022

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Election of Directors **Nominees:**	
1a.	ADAM FOROUGHI	For
1b.	HERALD CHEN	For
1c.	CRAIG BILLINGS	For
1d.	MARGARET GEORGIADIS	For
1e.	ALYSSA HARVEY DAWSON	For
1f.	EDWARD OBERWAGER	For
1g.	ASHA SHARMA	For
1h.	EDUARDO VIVAS	For
2.	Ratification of the Audit Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022.	For
3.	Approval, on an advisory basis, the compensation of our named executive officers.	For
4.	To recommend, on an advisory basis, the frequency of future stockholder advisory votes on the compensation of our named executive officers.	1 Year
5.	Approval of the amendment of our 2021 Partner Studio Incentive Plan to increase the number of shares of our Class A common stock authorized for issuance thereunder.	For

NOTE: In their discretion, the proxies are authorized to vote on such other business as may properly come before the meeting or any adjournment thereof.

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